UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 6, 2016

UBS AG

Commission File Number: 1-15060

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the First Quarter 2016 Report of UBS AG, which appears immediately following this page.

UBS AG

First quarter 2016  report

First quarter 2016 report

UBS AG (consolidated) key figures

UBS AG (consolidated) key figures
	As of or for the quarter ended
CHF million, except where indicated	31.3.16	31.12.15	31.3.15

Results
Operating income	6,855	6,771	8,860
Operating expenses	5,876	6,543	6,167
Operating profit / (loss) before tax	979	228	2,693
Net profit / (loss) attributable to UBS AG shareholders	713	950	2,023

Key performance indicators¹
Profitability
Return on tangible equity (%)	6.0	8.1	17.7
Return on assets, gross (%)	2.9	2.8	3.4
Cost / income ratio (%)	85.7	95.8	69.5
Growth
Net profit growth (%)	(24.9)	(54.4)	126.5
Net new money growth for combined wealth management businesses (%)	5.9	2.9	3.8
Resources
Common equity tier 1 capital ratio (fully applied, %)²	14.9	15.4	14.6
Leverage ratio (phase-in, %)³	5.6	5.7	5.3

Additional information
Profitability
Return on equity (RoE) (%)	5.1	6.9	15.3
Return on risk-weighted assets, gross (%)⁴	13.0	12.8	16.4
Resources
Total assets	968,158	943,256	1,050,122
Equity attributable to UBS AG shareholders	55,660	55,248	53,815
Common equity tier 1 capital (fully applied)²	32,118	32,042	31,725
Common equity tier 1 capital (phase-in)²	38,762	41,516	41,808
Risk-weighted assets (fully applied)²	214,973	208,186	216,893
Common equity tier 1 capital ratio (phase-in, %)²	17.8	19.5	19.1
Total capital ratio (fully applied, %)²	20.9	21.0	19.3
Total capital ratio (phase-in, %)²	23.9	24.9	24.5
Leverage ratio (fully applied, %)³	5.0	4.9	4.3
Leverage ratio denominator (fully applied)³	907,277	898,251	978,709
Other
Invested assets (CHF billion)⁵	2,618	2,689	2,708
Personnel (full-time equivalents)	58,053	58,131	60,113

1 Refer to the "Measurement of performance" section of our Annual Report 2015 for the definitions of our key performance indicators.    2 Based on the Basel III framework as applicable for systemically relevant banks (SRBs). Refer to the “Capital management” section of the UBS Group first quarter 2016 report for more information.    3 Calculated in accordance with Swiss SRB rules. Refer to the "Capital management" section of the UBS Group first quarter 2016 report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is fully aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    4 Based on fully applied risk-weighted assets.    5 Includes invested assets for Personal & Corporate Banking.

Contacts

Switchboards

For all general inquiries.
Zurich +41-44-234 1111
London +44-20-7567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
London, New York and Singapore.

UBS AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734
Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports
global media and journalists from
offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

4	Introduction

1.	Risk and capital management
8	Risk management and control
9	Capital management

2.	Consolidated financial statements
15	UBS AG interim consolidated financial statements (unaudited)

3.	UBS AG (standalone) financial and regulatory information
63	UBS AG (standalone) financial information
66	UBS AG (standalone) regulatory information

Appendix
70	Cautionary statement

Corporate calendar UBS AG

Publication dates of quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

Imprint

Publisher: UBS AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2016. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Introduction

Introduction

Structure of this report

Following the establishment of UBS Group AG as the holding company for the UBS Group and the parent company of UBS AG, UBS Group AG is the primary financial reporting entity for the UBS Group. 100% of UBS AG’s issued shares are held by UBS Group AG, and UBS AG's shares are no longer publicly traded following delisting from the New York Stock Exchange and SIX Swiss Exchange in 2015. Financial information for UBS AG (consolidated) does not differ materially from that for UBS Group AG (consolidated).

This report includes risk and capital management information for UBS AG (consolidated), the interim consolidated financial statements of UBS AG for the quarter ended 31 March 2016, as well as selected financial and regulatory information for UBS AG (standalone).

→   Refer to the UBS Group first quarter 2016 report in “Quarterly reporting” at www.ubs.com/investors  for more information

Comparison UBS Group AG (consolidated) vs UBS AG (consolidated)

The table on the following page contains a comparison of selected financial and capital information between UBS Group AG (consolidated) and UBS AG (consolidated).

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG, but not of UBS AG. UBS AG’s assets, liabilities, operating income, and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

–   Total equity of UBS Group AG (consolidated) was lower than total equity of UBS AG (consolidated) as of 31 March 2016, primarily related to employee share-based compensation awards.

–   Preferred notes issued by UBS AG are presented in the consolidated UBS Group AG balance sheet as equity attributable to non-controlling interests (NCI), while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders.

–   Refer to the "Capital management" section of this report for more information on differences in regulatory capital between UBS Group AG (consolidated) and UBS AG (consolidated).

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)
	As of or for the quarter ended 31.3.16				As of or for the quarter ended 31.12.15
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	Difference (%)

Income statement
Operating income	6,833	6,855	(22)	0	6,775	6,771	4	0
Operating expenses	5,855	5,876	(21)	0	6,541	6,543	(2)	0
Operating profit / (loss) before tax	978	979	(1)	0	234	228	6	3
of which: Wealth Management	557	552	5	1	344	342	2	1
of which: Wealth Management Americas	211	204	7	3	14	8	6	75
of which: Personal & Corporate Banking	399	399	0	0	355	356	(1)	0
of which: Asset Management	90	90	0	0	171	171	0	0
of which: Investment Bank	253	236	17	7	80	83	(3)	(4)
of which: Corporate Center	(534)	(502)	(32)	6	(729)	(732)	3	0
of which: Services	(203)	(193)	(10)	5	(345)	(349)	4	(1)
of which: Group ALM	(148)	(127)	(21)	17	(56)	(54)	(2)	4
of which: Non-core and Legacy Portfolio	(183)	(182)	(1)	1	(329)	(329)	0	0
Net profit / (loss)	708	713	(5)	(1)	950	951	(1)	0
of which: net profit / (loss) attributable to shareholders	707	713	(6)	(1)	949	950	(1)	0
of which: net profit / (loss) attributable to preferred noteholders		0	0			0	0
of which: net profit / (loss) attributable to non-controlling interests	0	0	0		1	1	0	0

Statement of comprehensive income
Other comprehensive income	(358)	(358)	0	0	214	214	0	0
of which: attributable to shareholders	(308)	(308)	0	0	177	177	0	0
of which: attributable to preferred noteholders		(50)	50			35	(35)	(100)
of which: attributable to non-controlling interests	(50)	(1)	(49)		37	2	35
Total comprehensive income	349	355	(6)	(2)	1,164	1,165	(1)	0
of which: attributable to shareholders	399	405	(6)	(1)	1,126	1,126	0	0
of which: attributable to preferred noteholders		(50)	50			35	(35)	(100)
of which: attributable to non-controlling interests	(50)	(1)	(49)		38	3	35

Balance sheet
Total assets	966,873	968,158	(1,285)	0	942,819	943,256	(437)	0
Total liabilities	910,088	910,557	(469)	0	885,511	886,013	(502)	0
Total equity	56,786	57,601	(815)	(1)	57,308	57,243	65	0
of which: equity attributable to shareholders	54,845	55,660	(815)	(1)	55,313	55,248	65	0
of which: equity attributable to preferred noteholders		1,905	(1,905)			1,954	(1,954)	(100)
of which: equity attributable to non-controlling interests	1,941	36	1,905		1,995	41	1,954

Capital information
Common equity tier 1 capital (fully applied)	29,853	32,118	(2,265)	(7)	30,044	32,042	(1,998)	(6)
Common equity tier 1 capital (phase-in)	36,580	38,762	(2,182)	(6)	40,378	41,516	(1,138)	(3)
Additional tier 1 capital (fully applied)	7,585	2,643	4,942		6,154	1,252	4,902
Tier 2 capital (fully applied)	11,112	10,217	895	9	11,237	10,325	912	9
Total capital (fully applied)	48,551	44,978	3,573	8	47,435	43,619	3,816	9
Risk-weighted assets (fully applied)	213,558	214,973	(1,415)	(1)	207,530	208,186	(656)	0
Common equity tier 1 capital ratio (fully applied, %)	14.0	14.9	(0.9)		14.5	15.4	(0.9)
Common equity tier 1 capital ratio (phase-in, %)	16.9	17.8	(0.9)		19.0	19.5	(0.5)
Total capital ratio (fully applied, %)	22.7	20.9	1.8		22.9	21.0	1.9
Leverage ratio denominator (fully applied)	905,801	907,277	(1,476)	0	897,607	898,251	(644)	0
Leverage ratio (fully applied, %)	5.4	5.0	0.4		5.3	4.9	0.4

Risk and capital management

Management report

Risk management and control

Risk management and control

UBS AG (consolidated) risk profile

The risk profile of UBS AG (consolidated) was materially the same as that of UBS Group in the first quarter of 2016, and risk information provided in the UBS Group first quarter 2016 report is equally applicable to UBS AG (consolidated).

The credit risk profile between the two consolidation scopes differs primarily in relation to receivables of UBS AG and UBS Switzerland AG against UBS Group AG. As a result of these receivables, total banking products exposure of UBS AG (consolidated) as of 31 March 2016 was CHF 1.7 billion or 0.3% higher than the exposure of UBS Group, compared with CHF 0.7 billion or 0.1% as of 31 December 2015.

→   Refer to "Credit risk" in the "Risk management and control" section of the UBS Group first quarter 2016 report in “Quarterly reporting” at www.ubs.com/investors  for more information

Capital management

UBS is considered a systemically relevant bank (SRB) under Swiss banking law. On a consolidated basis, both UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable for Swiss SRBs. In addition, UBS AG is subject to capital regulations on a standalone basis. Therefore, the capital and leverage ratio disclosures in this section focus on Swiss SRB information.

→   Refer to the “UBS AG (standalone) financial and regulatory information” section of this report for UBS AG (standalone) regulatory information

The capital and leverage ratio framework and requirements applicable to UBS AG (consolidated) are consistent with those applicable to UBS Group AG (consolidated) and are described in the corresponding sub-sections within the "Capital management" section of the UBS Group first quarter 2016 report.

In this section, we disclose UBS AG (consolidated) capital and leverage ratio information and differences between UBS Group AG (consolidated) and UBS AG (consolidated). The developments of capital, risk-weighted assets, and the leverage ratio at the UBS Group AG (consolidated) level in the first quarter of 2016 are described in the UBS Group first quarter 2016 report.

→   Refer to the “Capital management” section of the UBS Group first quarter 2016 report in “Quarterly reporting” at www.ubs.com/investors  for more information

UBS AG (consolidated) capital information

Swiss SRB capital ratio requirements and information (phase-in)
	Capital ratio (%)			Capital
	Requirement¹	Actual²		Requirement	Eligible²
CHF million, except where indicated	31.3.16	31.3.16	31.12.15	31.3.16	31.3.16	31.12.15
Base capital (common equity tier 1 capital)	4.5	4.5	4.5	9,796	9,796	9,567
Buffer capital (common equity tier 1 capital and high-trigger loss-absorbing capital)	6.4³	13.3	15.0	14,021	28,965	31,948
of which: effect of countercyclical buffer	0.2	0.2	0.2	415	415	356
Progressive buffer capital (low-trigger loss-absorbing capital)	3.4	5.6	4.9	7,396	12,236	10,325
Phase-out capital (tier 2 capital)		0.4	0.5		947	996
Total	14.3	23.9	24.9	31,214	51,945	52,837

1 The total capital ratio requirement of 14.3% is the current phase-in requirement according to the Swiss Capital Adequacy Ordinance. Prior to the implementation of the Swiss SRB framework, FINMA also defined a total capital ratio target for UBS AG consolidated of 14.4%, which will be effective until it is exceeded by the Swiss SRB phase-in capital requirement.    2 Swiss SRB CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    3 CET1 capital can be substituted by high-trigger loss-absorbing capital up to 2.6% in 2016.

Swiss SRB capital information
			Phase-in		Fully applied
CHF million, except where indicated			31.3.16	31.12.15	31.3.16	31.12.15
Common equity tier 1 capital
Total common equity tier 1 capital			38,762	41,516	32,118	32,042
Additional tier 1 capital
High-trigger loss-absorbing capital			2,019¹	0²	2,643	1,252
Total tier 1 capital³			40,781	41,516	34,761	33,294
Tier 2 capital
Low-trigger loss-absorbing capital			10,217	10,325	10,217	10,325
Phase-out capital			947	996
Total tier 2 capital			11,164	11,321	10,217	10,325
Total capital			51,945	52,837	44,978	43,619
Risk-weighted assets			217,699	212,609	214,973	208,186
Common equity tier 1 capital ratio (%)			17.8	19.5	14.9	15.4
Tier 1 capital ratio (%)			18.7	19.5	16.2	16.0
Total capital ratio (%)			23.9	24.9	20.9	21.0

1 High-trigger loss-absorbing capital of CHF 2,643 million was partly offset by required deductions for goodwill (CHF 624 million).    2 High-trigger loss-absorbing capital of CHF 1,252 million was offset by required deductions for goodwill.    3 Includes on a phase-in basis hybrid capital subject to phase-out (31 March 2016: CHF 1,904 million and 31 December 2015: CHF 1,954 million), offset by required deductions for goodwill.

Capital management

As of 31 March 2016, fully applied total capital of UBS AG (consolidated) was CHF 3.6 billion lower than for UBS Group AG (consolidated), reflecting CHF 4.9 billion lower AT1 capital and CHF 0.9 billion lower tier 2 capital, partly offset by CHF 2.3 billion higher CET1 capital.

The difference of CHF 2.3 billion in fully applied CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments which are reflected at the UBS Group AG level.

The difference of CHF 4.9 billion in fully applied AT1 capital relates to AT1 capital notes issued at the UBS Group AG level, as well as CHF 1.0 billion of high-trigger loss-absorbing DCCP awards granted to eligible employees for the performance years 2014 and 2015.

The difference of CHF 0.9 billion in tier 2 capital relates to high-trigger loss-absorbing capital, in the form of 2012 and 2013 DCCP awards, held at UBS Group AG level.

Differences in capital between UBS Group AG (consolidated) and UBS AG (consolidated) related to employee compensation plans will reverse to the extent underlying services are performed by employees of, and are consequently charged to, UBS AG and its subsidiaries. Such reversal generally occurs over the service period of the employee compensation plans.

Differences in RWA between UBS Group AG (consolidated) and UBS AG (consolidated) were not material as of 31 March 2016.

Swiss SRB capital information (UBS Group AG vs UBS AG consolidated)
As of 31.3.16	Phase-in			Fully applied
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
Common equity tier 1 capital
Total common equity tier 1 capital	36,580	38,762	(2,182)	29,853	32,118	(2,265)
Additional tier 1 capital
High-trigger loss-absorbing capital	5,225	2,019	3,206	5,225	2,643	2,582
Low-trigger loss-absorbing capital	1,736		1,736	2,360		2,360
Total additional tier 1 capital	6,961	2,019	4,942	7,585	2,643	4,942
Total tier 1 capital	43,541	40,781	2,760	37,438	34,761	2,677
Tier 2 capital
High-trigger loss-absorbing capital	895		895	895		895
Low-trigger loss-absorbing capital	10,217	10,217	0	10,217	10,217	0
Phase-out capital	947	947	0
Total tier 2 capital	12,059	11,164	895	11,112	10,217	895
Total capital	55,601	51,945	3,656	48,551	44,978	3,573
Risk-weighted assets	216,493	217,699	(1,206)	213,558	214,973	(1,415)
Common equity tier 1 capital ratio (%)	16.9	17.8	(0.9)	14.0	14.9	(0.9)
Tier 1 capital ratio (%)	20.1	18.7	1.4	17.5	16.2	1.3
Total capital ratio (%)	25.7	23.9	1.8	22.7	20.9	1.8

Reconciliation IFRS equity to Swiss SRB capital (UBS Group AG vs UBS AG consolidated)
As of 31.3.16	Phase-in			Fully applied
CHF million	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
Total IFRS equity	56,786	57,601	(815)	56,786	57,601	(815)
Equity attributable to preferred noteholders and other non-controlling interests	(1,941)	(1,941)	0	(1,941)	(1,941)	0
Defined benefit plans (before phase-in, as applicable)				0	0	0
Defined benefit plans, 60% phase-in	0	0	0
Deferred tax assets recognized for tax loss carry-forwards (before phase-in, as applicable)				(7,560)	(7,560)	0
Deferred tax assets recognized for tax loss carry-forwards, 60% phase-in	(4,535)	(4,535)	0
Deferred tax assets on temporary differences, excess over threshold	(927)	(802)	(125)	(2,101)	(1,893)	(208)
Goodwill, net of tax, less hybrid capital and low-trigger loss-absorbing capital	(3,793)	(3,793)	0	(6,322)	(6,322)	0
Intangible assets, net of tax	(290)	(290)	0	(290)	(290)	0
Unrealized (gains) / losses from cash flow hedges, net of tax	(2,151)	(2,151)	0	(2,151)	(2,151)	0
Compensation and own shares-related capital components	(1,255)		(1,255)	(1,255)		(1,255)
Unrealized own credit related to financial liabilities designated at fair value and replacement values, net of tax	(548)	(548)	0	(548)	(548)	0
Unrealized gains related to financial assets available for sale, net of tax	(413)	(413)	0	(413)	(413)	0
Prudential valuation adjustments	(86)	(86)	0	(86)	(86)	0
Consolidation scope	(138)	(138)	0	(138)	(138)	0
Accruals for proposed dividends to shareholders for 2015	(3,188)	(3,434)	246	(3,188)	(3,434)	246
Other	(939)	(708)	(231)	(939)	(708)	(231)
Total common equity tier 1 capital	36,580	38,762	(2,182)	29,853	32,118	(2,265)
High-trigger loss-absorbing capital	5,225	2,643	2,582	5,225	2,643	2,582
Low-trigger loss-absorbing capital	2,360		2,360	2,360		2,360
Hybrid capital subject to phase-out	1,904	1,904	0
Goodwill, net of tax, offset against hybrid capital and low-trigger loss-absorbing capital	(2,529)	(2,529)	0
Total additional tier 1 capital	6,961	2,019	4,942	7,585	2,643	4,942
Total tier 1 capital	43,541	40,781	2,760	37,438	34,761	2,677
Total tier 2 capital	12,059	11,164	895	11,112	10,217	895
Total capital	55,601	51,945	3,656	48,551	44,978	3,573

Capital management

UBS AG (consolidated) leverage ratio information

Swiss SRB leverage ratio requirements and information (phase-in)
	Swiss SRB leverage ratio (%)			Swiss SRB leverage ratio capital
	Requirement¹	Actual²		Requirement	Eligible²
CHF million, except where indicated	31.3.16	31.3.16	31.12.15	31.3.16	31.3.16	31.12.15
Base capital (common equity tier 1 capital)	1.1	1.1	1.1	9,843	9,843	9,769
Buffer capital (common equity tier 1 capital and high-trigger loss-absorbing capital)	1.5³	3.2	3.5	13,671	28,919	31,747
Progressive buffer capital (low-trigger loss-absorbing capital)	0.8	1.3	1.1	7,431	12,236	10,325
Total	3.4	5.6	5.7	30,945	50,998	51,841

1 Requirements for base capital (24% of 4.5%), buffer capital (24% of 6.3%) and progressive buffer capital (24% of 3.4%). The total leverage ratio requirement of 3.4% is the current phase-in requirement according to the Swiss Capital Adequacy Ordinance. In addition, FINMA defined a total leverage ratio target of 3.5%, which will be effective until it is exceeded by the Swiss SRB phase-in requirement.    2 Swiss SRB CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    3 CET1 capital can be substituted by high-trigger loss-absorbing capital up to 0.6% in 2016.

As of 31 March 2016, the Swiss SRB leverage ratio of UBS AG (consolidated) was 0.4 percentage points lower than that of UBS Group AG (consolidated) on both a fully applied and a phase-in basis, mainly as CET1 capital including loss-absorbing capital of UBS AG (consolidated) was CHF 3.6 billion and CHF 3.7 billion lower on a fully applied and phase-in basis, respectively.

Differences between the leverage ratio denominator of UBS Group AG (consolidated) and UBS AG (consolidated) were not material as of 31 March 2016.

Swiss SRB leverage ratio (UBS Group AG vs UBS AG consolidated)

As of 31.3.16
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
Total IFRS assets	966,873	968,158	(1,285)
Difference between IFRS and regulatory scope of consolidation¹	(16,173)	(16,204)	31
Less derivative exposures and securities financing transactions²	(328,632)	(328,632)	0
On-balance sheet exposures (excluding derivative exposures and securities financing transactions)	622,069	623,322	(1,253)
Derivative exposures²	125,980	125,980	0
Securities financing transactions²	133,829	133,829	0
Off-balance sheet items	40,943	40,959	(16)
Items deducted from Swiss SRB tier 1 capital, phase-in	(12,822)	(12,697)	(125)
Total exposures (leverage ratio denominator), phase-in	910,000	911,393	(1,393)
Additional items deducted from Swiss SRB tier 1 capital, fully applied	(4,199)	(4,115)	(84)
Total exposures (leverage ratio denominator), fully applied	905,801	907,277	(1,476)

Phase-in
Common equity tier 1 capital	36,580	38,762	(2,182)
Loss-absorbing capital	18,073	12,236	5,837
Common equity tier 1 capital including loss-absorbing capital	54,654	50,998	3,656
Swiss SRB leverage ratio (%)	6.0	5.6	0.4

Fully applied
Common equity tier 1 capital	29,853	32,118	(2,265)
Loss-absorbing capital	18,698	12,861	5,837
Common equity tier 1 capital including loss-absorbing capital	48,551	44,978	3,573
Swiss SRB leverage ratio (%)	5.4	5.0	0.4

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation, which are presented separately under derivative exposures and securities financing transactions in this table.

Consolidated
financial statements

Unaudited

Table of contents

UBS AG interim consolidated financial statements (unaudited)

15	Income statement
16	Statement of comprehensive income
18	Balance sheet
20	Statement of changes in equity
22	Statement of cash flows

24	1 Basis of accounting
25	2 Segment reporting
27	3 Net interest and trading income
28	4 Net fee and commission income
28	5 Other income
29	6 Personnel expenses
29	7 General and administrative expenses
29	8 Income taxes
30	9 Fair value measurement
42	10 Derivative instruments
43	11 Offsetting financial assets and financial liabilities
45	12 Other assets and liabilities
46	13 Financial liabilities designated at fair value
46	14 Debt issued held at amortized cost
47	15 Provisions and contingent liabilities
57	16 Guarantees, commitments and forward starting transactions
58	17 Changes in organization and disposals
59	18 Currency translation rates

UBS AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended			% change from
CHF million, except per share data	Note	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Interest income	3	3,406	3,360	3,174	1	7
Interest expense	3	(1,697)	(1,605)	(1,536)	6	10
Net interest income	3	1,708	1,756	1,638	(3)	4
Credit loss (expense) / recovery		(3)	(59)	(16)	(95)	(81)
Net interest income after credit loss expense		1,706	1,696	1,621	1	5
Net fee and commission income	4	4,121	4,220	4,423	(2)	(7)
Net trading income	3	1,011	894	2,128	13	(52)
Other income	5	17	(40)	687		(98)
Total operating income		6,855	6,771	8,860	1	(23)
Personnel expenses	6	3,899	3,822	4,172	2	(7)
General and administrative expenses	7	1,711	2,438	1,747	(30)	(2)
Depreciation and impairment of property, equipment and software		242	259	221	(7)	10
Amortization and impairment of intangible assets		23	24	28	(4)	(18)
Total operating expenses		5,876	6,543	6,167	(10)	(5)
Operating profit / (loss) before tax		979	228	2,693	329	(64)
Tax expense / (benefit)	8	265	(723)	669		(60)
Net profit / (loss)		713	951	2,023	(25)	(65)
Net profit / (loss) attributable to non-controlling interests		0	1	0	(100)
Net profit / (loss) attributable to UBS AG shareholders		713	950	2,023	(25)	(65)

UBS AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended
CHF million	31.3.16	31.12.15	31.3.15

Comprehensive income attributable to UBS AG shareholders
Net profit / (loss)	713	950	2,023

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	(953)	570	(834)
Foreign exchange amounts reclassified to the income statement from equity	123	(115)	0
Income tax relating to foreign currency translation movements	5	(3)	3
Subtotal foreign currency translation, net of tax	(825)	452	(831)
Financial assets available for sale
Net unrealized gains / (losses) on financial assets available for sale, before tax	253	(74)	222
Impairment charges reclassified to the income statement from equity	0	1	0
Realized gains reclassified to the income statement from equity	(89)	(23)	(121)
Realized losses reclassified to the income statement from equity	13	12	16
Income tax relating to net unrealized gains / (losses) on financial assets available for sale	(46)	26	(38)
Subtotal financial assets available for sale, net of tax	131	(59)	79
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	944	(160)	264
Net (gains) / losses reclassified to the income statement from equity	(303)	(362)	(245)
Income tax relating to cash flow hedges	(127)	104	(4)
Subtotal cash flow hedges, net of tax	513	(419)	15
Total other comprehensive income that may be reclassified to the income statement, net of tax	(181)	(25)	(736)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(191)	203	735
Income tax relating to defined benefit plans	12	(1)	(185)
Subtotal defined benefit plans, net of tax	(179)	202	550
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	68
Income tax relating to own credit on financial liabilities designated at fair value	(16)
Subtotal own credit on financial liabilities designated at fair value, net of tax	52
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(127)	202	550

Total other comprehensive income	(308)	177	(186)
Total comprehensive income attributable to UBS AG shareholders	405	1,126	1,837

Statement of comprehensive income (continued)
	For the quarter ended
CHF million	31.3.16	31.12.15	31.3.15

Comprehensive income attributable to preferred noteholders
Net profit / (loss)	0	0	0

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(50)	35	(124)
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	(50)	35	(124)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(50)	35	(124)
Total comprehensive income attributable to preferred noteholders	(50)	35	(124)

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	0	1	0

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(1)	2	(2)
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	(1)	2	(2)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(1)	2	(2)
Total comprehensive income attributable to non-controlling interests	0	3	(1)

Total comprehensive income
Net profit / (loss)	713	951	2,023
Other comprehensive income	(358)	214	(312)
of which: other comprehensive income that may be reclassified to the income statement	(181)	(25)	(736)
of which: other comprehensive income that will not be reclassified to the income statement	(177)	239	424
Total comprehensive income	355	1,165	1,712

UBS AG interim consolidated financial statements (unaudited)

Balance sheet
				% change from
CHF million	Note	31.3.16	31.12.15	31.12.15

Assets
Cash and balances with central banks		105,710	91,306	16
Due from banks		13,472	11,866	14
Loans		306,629	312,723	(2)
Cash collateral on securities borrowed	11	32,432	25,584	27
Reverse repurchase agreements	11	73,562	67,893	8
Trading portfolio assets	9	105,332	124,047	(15)
of which: assets pledged as collateral which may be sold or repledged by counterparties		32,549	51,943	(37)
Positive replacement values	9, 10, 11	180,518	167,435	8
Cash collateral receivables on derivative instruments	11	25,460	23,763	7
Financial assets designated at fair value	9, 11	40,652	5,808	600
Financial assets available for sale	9	31,266	62,543	(50)
Financial assets held to maturity		2,889
Investments in associates		953	954	0
Property, equipment and software		7,750	7,683	1
Goodwill and intangible assets		6,326	6,568	(4)
Deferred tax assets		12,190	12,833	(5)
Other assets	12	23,016	22,249	3
Total assets		968,158	943,256	3

Balance sheet (continued)
				% change from
CHF million	Note	31.3.16	31.12.15	31.12.15

Liabilities
Due to banks		11,350	11,836	(4)
Due to customers		416,966	402,522	4
Cash collateral on securities lent	11	6,353	8,029	(21)
Repurchase agreements	11	6,516	9,653	(32)
Trading portfolio liabilities	9	33,157	29,137	14
Negative replacement values	9, 10, 11	179,018	162,430	10
Cash collateral payables on derivative instruments	11	36,690	38,282	(4)
Financial liabilities designated at fair value	9, 11, 13	57,761	62,995	(8)
Debt issued	14	87,796	82,359	7
Provisions	15	3,961	4,163	(5)
Other liabilities	12	70,988	74,606	(5)
Total liabilities		910,557	886,013	3

Equity
Share capital		386	386	0
Share premium		29,484	29,477	0
Retained earnings		30,019	29,433	2
Other comprehensive income recognized directly in equity, net of tax		(4,228)	(4,047)	4
Equity attributable to UBS AG shareholders		55,660	55,248	1
Equity attributable to preferred noteholders		1,905	1,954	(3)
Equity attributable to non-controlling interests		36	41	(12)
Total equity		57,601	57,243	1
Total liabilities and equity		968,158	943,256	3

UBS AG interim consolidated financial statements (unaudited)

Statement of changes in equity
CHF million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2015	384	32,057	(37)	22,902
Issuance of share capital
Acquisition of treasury shares			(124)
Disposal of treasury shares			7
Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity		(1)
Premium on shares issued and warrants exercised
Employee share and share option plans		(14)
Tax (expense) / benefit recognized in share premium		1
Dividends
Preferred notes
Total comprehensive income for the period				2,573
of which: Net profit / (loss)				2,023
of which: Other comprehensive income that may be reclassified to the income statement, net of tax
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				550
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2015	384	32,044	(154)	25,475

Balance as of 1 January 2016	386	29,477	0	29,433
Issuance of share capital
Premium on shares issued and warrants exercised
Employee share and share option plans		(5)
Tax (expense) / benefit recognized in share premium		13
Dividends
Preferred notes
New consolidations / (deconsolidations) and other increases / (decreases)		(2)
Total comprehensive income for the period				586
of which: Net profit / (loss)				713
of which: Other comprehensive income that may be reclassified to the income statement, net of tax
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				(179)
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – own credit				52
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2016	386	29,484	0	30,019
1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.

Other comprehensive income recognized directly in equity, net of tax¹	of which: Foreign currency translation	of which: Financial assets available for sale	of which: Cash flow hedges	Total equity attributable to UBS AG shareholders	Preferred noteholders	Non-controlling interests	Total equity
(3,199)	(5,591)	236	2,156	52,108	2,013	45	54,165
				0			0
				(124)			(124)
				7			7
				(1)			(1)
				0			0
				(14)			(14)
				1			1
				0		(5)	(5)
				0	0		0
(736)	(831)	79	15	1,837	(124)	(1)	1,712
				2,023		0	2,023
(736)	(831)	79	15	(736)			(736)
				550			550
				0	(124)	(2)	(125)
(3,935)	(6,422)	315	2,171	53,815	1,889	39	55,742

(4,047)	(5,857)	172	1,638	55,248	1,954	41	57,243
				0			0
				0			0
				(5)			(5)
				13			13
				0		(5)	(5)
				0	0		0
				(2)			(2)
(181)	(825)	131	513	405	(50)	0	355
				713		0	713
(181)	(825)	131	513	(181)			(181)
				(179)			(179)
				52			52
				0	(50)	(1)	(50)
(4,228)	(6,682)	303	2,151	55,660	1,905	36	57,601

UBS AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
CHF million	31.3.16	31.3.15

Cash flow from / (used in) operating activities
Net profit / (loss)	713	2,023
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	242	221
Amortization and impairment of intangible assets	23	28
Credit loss expense / (recovery)	3	16
Share of net profits of associates	(18)	(23)
Deferred tax expense / (benefit)	93	495
Net loss / (gain) from investing activities	779	(610)
Net loss / (gain) from financing activities	612	2,023
Other net adjustments	(1,302)	6,344
Net change in operating assets and liabilities:
Due from / to banks	(13)	(93)
Cash collateral on securities borrowed and reverse repurchase agreements	(16,074)	(17,712)
Cash collateral on securities lent and repurchase agreements	(3,941)	3,895
Trading portfolio and replacement values	22,746	496
Financial assets designated at fair value	(35,255)	(480)
Cash collateral on derivative instruments	(2,404)	3,003
Loans	2,060	(4,228)
Due to customers	16,522	(4,728)
Other assets, provisions and other liabilities	(1,675)	(793)
Income taxes paid, net of refunds	(62)	(36)
Net cash flow from / (used in) operating activities	(16,952)	(10,158)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	0	(38)
Disposal of subsidiaries, associates and intangible assets¹	1	155
Purchase of property, equipment and software	(429)	(397)
Disposal of property, equipment and software	4	505
Purchase of financial assets available for sale	(5,597)	(46,274)
Disposal and redemption of financial assets available for sale	36,045	26,451
Net (purchase) / redemption of financial assets held to maturity	(2,889)
Net cash flow from / (used in) investing activities	27,135	(19,599)

Table continues on the next page.

Statement of cash flows (continued)

Table continued from previous page.
	Year-to-date
CHF million	31.3.16	31.3.15

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	9,814	(3,584)
Issuance of long-term debt, including financial liabilities designated at fair value	15,904	16,414
Repayment of long-term debt, including financial liabilities designated at fair value	(17,057)	(13,592)
Dividends paid and repayments of preferred notes	(1)	(1)
Net changes in non-controlling interests	(5)	(5)
Net cash flow from / (used in) financing activities	8,655	(768)

Effects of exchange rate differences on cash and cash equivalents	(2,298)	(3,813)
Net increase / (decrease) in cash and cash equivalents	16,540	(34,338)
Cash and cash equivalents at the beginning of the period	102,962	116,715
Cash and cash equivalents at the end of the period	119,502	82,377

Cash and cash equivalents comprise:
Cash and balances with central banks	105,710	68,854
Due from banks	12,725	11,712
Money market paper²	1,068	1,811
Total³	119,502	82,377

Additional information
Net cash flow from / (used in) operating activities include:
Cash received as interest	2,931	2,537
Cash paid as interest	1,494	1,364
Cash received as dividends on equity investments, investment funds and associates⁴	426	479

1 Includes dividends received from associates.    2 Money market paper is included in the balance sheet under Trading portfolio assets, Financial assets available for sale and Financial assets designated at fair value.    3 CHF 3,837 million and CHF 4,166 million of cash and cash equivalents (mainly reflected in Due from banks)  were restricted as of 31 March 2016 and 31 March 2015. Refer to Note 25 in the Annual Report 2015 for more information.    4 Includes dividends received from associates reported within cash flow from / (used in) investing activities.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Notes to the UBS AG interim
consolidated financial statements (unaudited)

Note 1   Basis of accounting

The consolidated financial statements (the Financial Statements) of UBS AG and its subsidiaries (together referred to in these Financial Statements as “UBS AG") are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. UBS Group AG is the holding company of the Group and the parent company of UBS AG. These interim Financial Statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS AG consolidated annual Financial Statements for the period ended 31 December 2015, except for the changes described below. These interim Financial Statements are unaudited and should be read in conjunction with UBS AG’s audited consolidated Financial Statements included in the Annual Report 2015. In the opinion of management, all necessary adjustments were made for a fair presentation of UBS AG’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to item 2 of “Note 1a) Significant accounting policies” in the audited “Consolidated financial statements” section of the Annual Report 2015.

Own credit

In the first quarter of 2016, UBS AG adopted the own credit presentation requirements of IFRS 9, Financial Instruments. Under these requirements of IFRS 9, changes in the fair value of financial liabilities designated at fair value through profit or loss related to own credit are recognized in Other  comprehensive  income  directly within Retained  earnings. As UBS AG does not hedge changes in own credit arising on financial liabilities designated at fair value, presenting own credit within Other  comprehensive  income  does not create or increase an accounting mismatch in the income statement. The unrealized and any realized own credit recognized in Other  comprehensive  income  will not be reclassified to the Income statement in future periods. Changes in own credit presented in prior periods have not been restated and remain within Net  trading  income. UBS AG will adopt the classification, measurement and impairment requirements of IFRS 9 as of the mandatory effective date of 1 January 2018.

→   Refer to Note 9 for more information on own credit

Balance sheet classification of newly purchased high-quality liquid debt securities

Starting with the first quarter of 2016, UBS AG classifies newly purchased debt securities held as high-quality liquid assets (HQLA), and managed by Corporate Center – Group Asset and Liability Management (Group ALM), as either financial assets designated at fair value through profit or loss or financial assets held to maturity. Debt securities acquired prior to the first quarter of 2016 and held for liquidity purposes remain classified as financial assets available for sale.

Classification of debt securities as financial assets designated at fair value through profit or loss is applied for most debt securities purchased starting with the first quarter of 2016, and is intended to reduce accounting mismatches by ensuring that changes in the fair value of the securities are recognized in the income statement in line with the associated interest rate derivatives used for risk management purposes. A small portion of newly purchased debt securities are classified as financial assets held to maturity, reflecting the intended holding period for these assets. These securities are non-derivative financial investments with fixed or determinable payments and fixed maturities that UBS has the positive intention and ability to hold until maturity. They are recognized on a settlement date basis and are recorded initially at fair value, together with any transaction costs directly attributable to the acquisition. Subsequently, the securities are measured at amortized cost using the effective interest method.

Note 2   Segment reporting

UBS AG‘s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Personal & Corporate Banking, Asset Management and the Investment Bank, supported by Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with Corporate Center and its units, reflect the management structure of UBS AG. The non-core activities and positions formerly in the Investment Bank are managed and reported in Corporate Center. Together with the Legacy Portfolio, these non-core activities and positions are reported as a separate reportable segment within Corporate Center as Non-core and Legacy Portfolio. Financial information about the five business divisions and Corporate Center (with its units) is presented separately in internal management reports to the Group Executive Board, which is considered the “chief operating decision maker” within the context of IFRS 8 Operating Segments.

UBS AG’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Internal charges and transfer pricing adjustments are reflected in operating results of the reportable segments. Transactions between the reportable segments are reflected in the operating results of the reportable segments. Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are providing services to the client. Commissions are credited to the reportable segments based on the corresponding client relationship. Net interest income is generally allocated to the reportable segments based on their balance sheet positions. Interest income earned from managing UBS AG’s consolidated equity is allocated to the reportable segments based on average attributed equity. Total intersegment revenues for UBS AG are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.

Assets and liabilities of the reportable segments are funded through, and invested with, Corporate Center – Group ALM and the net interest margin is reflected in the results of each reportable segment.

As part of the annual business planning cycle, Corporate Center – Services agrees with the business divisions and other Corporate Center units cost allocations for services at fixed amounts or at variable amounts based on fixed formulas, depending on capital and service consumption levels, as well as the nature of the services performed. Because actual costs incurred may differ from those expected, however, Corporate Center – Services may recognize significant under or over-allocations depending on various factors. Each year these cost allocations will be reset, taking account of the prior years’ experience and plans for the forthcoming period.

Segment balance sheet assets do not include intercompany balances. This view is in line with internal reporting to management. Certain assets managed centrally by Corporate Center – Services and Corporate Center – Group ALM (including property, equipment and software and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and / or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Services and Corporate Center – Group ALM, whereas the corresponding costs and / or revenues are entirely or partly allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs and / or revenues are entirely or partly allocated to Corporate Center – Services.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 2   Segment reporting (continued)

	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center			UBS AG
CHF million						Services	Group ALM	Non-core and Legacy Portfolio

For the quarter ended 31 March 2016
Net interest income	474	327	477	(7)	312	(89)	239	(23)	1,708
Non-interest income	1,305	1,542	392	473	1,624	15	(199)	(3)	5,149
Allocations from Corporate Center Group ALM to business divisions and other CC units	106	21	94	3	(59)	21	(168)	(18)	0
Income¹	1,885	1,891	963	468	1,877	(54)	(128)	(44)	6,857
Credit loss (expense) / recovery	0	(1)	0	0	2	0	0	(3)	(3)
Total operating income	1,885	1,889	963	468	1,879	(54)	(128)	(47)	6,855
Personnel expenses	615	1,202	213	183	728	943	8	7	3,899
General and administrative expenses	134	151	61	57	189	1,058	3	59	1,711
Services (to) / from business divisions and Corporate Center	583	318	287	137	717	(2,097)	(13)	69	0
of which: services from CC Services	562	315	311	142	690	(2,104)	29	56	0
Depreciation and impairment of property, equipment and software	1	0	4	0	6	231	0	0	242
Amortization and impairment of intangible assets	1	13	0	1	3	5	0	0	23
Total operating expenses²	1,333	1,685	564	378	1,643	140	(2)³	135	5,876
Operating profit / (loss) before tax	552	204	399	90	236	(193)	(127)	(182)	979
Tax expense / (benefit)									265
Net profit / (loss)									713

As of 31 March 2016
Total assets	118,179	58,987	140,291	12,059	256,719	23,296	258,806	99,821	968,158

For the quarter ended 31 March 2015⁴
Net interest income	429	239	465	(9)	399	(79)	209	(16)	1,638
Non-interest income	1,686	1,539	412	515	2,292	398	412	(16)	7,239
Allocations from Corporate Center Group ALM to business divisions and other CC units	131	23	122	5	(34)	54	(289)	(12)	0
Income¹	2,246	1,801	1,000	511	2,655	373	332	(43)	8,876
Credit loss (expense) / recovery	1	0	(21)	0	2	0	0	2	(16)
Total operating income	2,247	1,801	979	511	2,657	373	332	(41)	8,860
Personnel expenses	661	1,123	226	167	1,008	950	8	31	4,172
General and administrative expenses	116	126	53	55	210	1,142	4	42	1,747
Services (to) / from business divisions and Corporate Center	521	293	268	119	681	(1,964)	(15)	97	0
of which: services from CC Services	508	289	292	123	667	(1,973)	14	80	0
Depreciation and impairment of property and equipment	2	1	4	0	6	207	0	0	221
Amortization and impairment of intangible assets	1	12	0	2	7	5	0	0	28
Total operating expenses ²	1,301	1,554	552	343	1,912	340	(4)³	170	6,167
Operating profit / (loss) before tax	946	247	427	168	745	33	336	(211)	2,693
Tax expense / (benefit)									669
Net profit / (loss)									2,023

As of 31 December 2015
Total assets	119,850	60,993	141,174	12,874	253,571	22,866	237,560	94,369	943,256

1 The own credit presentation requirements of IFRS 9 were adopted as of 1 January 2016. From this date onward, changes in the fair value of financial liabilities designated at fair value through profit and loss related to own credit are recognized in other comprehensive income and no longer in net trading income in the income statement. Comparative period information was not restated. Refer to Note 1 for further information.    2 Refer to Note 17 for information on restructuring expenses.    3 Operating expenses for Corporate Center  Group ALM are presented on a net basis after allocations to business divisions and other Corporate Center units. Corporate Center  Group ALM incurred total operating expenses before allocations of CHF 11 million in the first quarter of 2016 and CHF 11 million in the first quarter of 2015, respectively.    4 Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

Note 3  Net interest and trading income

	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15

Net interest and trading income
Net interest income	1,708	1,756	1,638	(3)	4
Net trading income	1,011	894	2,128	13	(52)
Total net interest and trading income	2,719	2,650	3,766	3	(28)
Wealth Management	750	774	806	(3)	(7)
Wealth Management Americas	439	418	357	5	23
Personal & Corporate Banking	643	666	687	(3)	(6)
Asset Management	(9)	(2)	(6)	350	50
Investment Bank	1,021	802	1,717	27	(41)
of which: Corporate Client Solutions	120	154	274	(22)	(56)
of which: Investor Client Services	901	648	1,444	39	(38)
Corporate Center	(125)	(9)	204
of which: Services	(9)	(28)	25	(68)
of which: Group ALM	(73)	102	263
of which: own credit on financial liabilities designated at fair value¹		35	226	(100)	(100)
of which: Non-core and Legacy Portfolio	(43)	(83)	(84)	(48)	(49)
Total net interest and trading income	2,719	2,650	3,766	3	(28)

Net interest income
Interest income
Interest income from loans and deposits²	2,329	2,240	2,099	4	11
Interest income from securities financing transactions³	252	320	192	(21)	31
Interest income from trading portfolio⁴	688	645	755	7	(9)
Interest income from financial assets and liabilities designated at fair value	73	54	43	35	70
Interest income from financial assets available for sale and held to maturity⁴	65	101	84	(36)	(23)
Total	3,406	3,360	3,174	1	7
Interest expense
Interest expense on loans and deposits⁵	323	253	165	28	96
Interest expense on securities financing transactions⁶	286	348	191	(18)	50
Interest expense on trading portfolio⁷	376	236	410	59	(8)
Interest expense on financial assets and liabilities designated at fair value	201	188	191	7	5
Interest expense on debt issued	513	580	579	(12)	(11)
Total	1,697	1,605	1,536	6	10
Net interest income	1,708	1,756	1,638	(3)	4

Net trading income
Investment Bank Corporate Client Solutions	(38)	(12)	114	217
Investment Bank Investor Client Services	802	449	1,236	79	(35)
Other business divisions and Corporate Center	247	456	779	(46)	(68)
Net trading income	1,011	894	2,128	13	(52)
of which: net gains / (losses) from financial liabilities designated at fair value¹˒⁸	1,059	(1,165)	(988)

1 Refer to Note 1 for more information.    2 Consists of interest income from balances with central banks, amounts due from banks and loans, and negative interest on amounts due to banks and customers.    3 Includes interest income on securities borrowed and reverse repurchase agreements and negative interest, including fees, on securities lent and repurchase agreements.    4 Includes dividend income.    5 Consists of interest expense on amounts due to banks and customers, and negative interest on balances with central banks, amounts due from banks and loans.    6 Includes interest expense on securities lent and repurchase agreements and negative interest, including fees, on securities borrowed and reverse repurchase agreements.    7 Includes expense related to dividend payment obligations on trading liabilities.    8 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency translation effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within net trading income.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 4  Net fee and commission income

	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Underwriting fees	246	282	366	(13)	(33)
of which: equity underwriting fees	113	195	229	(42)	(51)
of which: debt underwriting fees	133	87	138	53	(4)
M&A and corporate finance fees	139	233	178	(40)	(22)
Brokerage fees	968	908	1,077	7	(10)
Investment fund fees	814	850	923	(4)	(12)
Portfolio management and advisory fees	1,966	1,978	1,940	(1)	1
Other	426	411	421	4	1
Total fee and commission income	4,560	4,662	4,906	(2)	(7)
Brokerage fees paid	197	203	232	(3)	(15)
Other	242	239	251	1	(4)
Total fee and commission expense	440	442	483	0	(9)
Net fee and commission income	4,121	4,220	4,423	(2)	(7)
of which: net brokerage fees	771	705	845	9	(9)

Note 5  Other income

	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Associates and subsidiaries
Net gains / (losses) from disposals of subsidiaries¹	(123)	144	141
Net gains / (losses) from disposals of investments in associates	0	0	0
Share of net profits of associates	18	10	23	80	(22)
Total	(104)	154	164
Financial assets available for sale
Net gains / (losses) from disposals	76	11	105	591	(28)
Impairment charges	0	(1)	0	(100)
Total	76	10	105	660	(28)
Net income from properties (excluding net gains / (losses) from disposals)²	7	8	7	(13)	0
Net gains / (losses) from investment properties³	0	1	0	(100)
Net gains / (losses) from disposals of properties held for sale	0	0	378		(100)
Net gains / (losses) from disposals of loans and receivables	(1)	0	26
Other	40	(212)	8		400
Total other income	17	(40)	687		(98)

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to disposed or partially disposed foreign subsidiaries and branches.    2 Includes net rent received from third parties and net operating expenses.    3 Includes unrealized and realized gains / (losses) from investment properties and foreclosed assets.

Note 6  Personnel expenses

	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Salaries and variable compensation	2,340	2,222	2,625	5	(11)
Contractors	101	103	81	(2)	25
Social security	181	200	230	(10)	(21)
Pension and other post-employment benefit plans	199	216	224	(8)	(11)
Wealth Management Americas: Financial advisor compensation¹	909	917	870	(1)	4
Other personnel expenses	170	165	142	3	20
Total personnel expenses²	3,899	3,822	4,172	2	(7)

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.    2 Includes restructuring expenses. Refer to Note 17 for more information.

Note 7  General and administrative expenses

	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Occupancy	231	250	227	(8)	2
Rent and maintenance of IT and other equipment	140	134	149	4	(6)
Communication and market data services	166	153	155	8	7
Administration	199	364	152	(45)	31
Marketing and public relations	98	138	79	(29)	24
Travel and entertainment	115	129	105	(11)	10
Professional fees	276	401	286	(31)	(3)
Outsourcing of IT and other services	433	508	393	(15)	10
Provisions for litigation, regulatory and similar matters¹	39	365	58	(89)	(33)
Other	13	(3)	141		(91)
Total general and administrative expenses²	1,711	2,438	1,747	(30)	(2)

1 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 15 for more information. Also includes recoveries from third parties (first quarter of 2016: CHF 3 million; fourth quarter of 2015: CHF 10 million; first quarter of 2015: CHF 9 million).    2 Includes net restructuring expenses. Refer to Note 17 for more information.

Note 8   Income taxes

UBS AG recognized a net income tax expense of CHF 265 million for the first quarter of 2016, compared with a net tax benefit of CHF 723 million for the fourth quarter of 2015. The first quarter included net tax expenses of CHF 200 million, which mainly related to current taxes payable by UBS AG branches and subsidiaries, including UBS Switzerland AG. In addition, it included an expense of CHF 65 million with respect to amortization of deferred tax assets previously recognized in relation to Swiss tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair Value Measurement” of the Annual Report 2015 which provides more information on valuation principles, valuation governance, valuation techniques, valuation adjustments, fair value hierarchy classification, valuation inputs, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

a) Valuation adjustments

Day-1 reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the respective period. Amounts deferred are released and gains or losses are recorded in Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss
	For the quarter ended
CHF million	31.3.16	31.12.15	31.3.15
Balance at the beginning of the period	421	421	480
Profit / (loss) deferred on new transactions	123	57	76
(Profit) / loss recognized in the income statement	(58)	(68)	(81)
Foreign currency translation	(13)	11	(17)
Balance at the end of the period	474	421	458

Credit valuation, funding valuation, debit valuation and other valuation adjustments

The effects of credit valuation, funding valuation, debit valuation and other valuation adjustments are summarized in the table below.

Valuation adjustments on financial instruments
	As of
Life-to-date gain / (loss), CHF billion	31.3.16	31.12.15
Credit valuation adjustments¹	(0.3)	(0.3)
Funding valuation adjustments	(0.2)	(0.2)
Debit valuation adjustments	0.0	0.0
Other valuation adjustments	(0.8)	(0.8)
of which: liquidity	(0.5)	(0.5)
of which: model uncertainty	(0.3)	(0.3)
1 Amounts do not include reserves against defaulted counterparties.

Note 9   Fair value measurement (continued)

Own credit adjustments on financial liabilities designated at fair value

The own credit presentation requirements of IFRS 9 were adopted as of 1 January 2016. From this date onward, changes in the fair value of financial liabilities designated at fair value through profit and loss related to own credit are recognized in Other comprehensive income and presented in the Statement of comprehensive income, and no longer in Net trading income within the Income statement. Comparative period information was not restated.

The table below summarizes the effects of own credit adjustments related to financial liabilities designated at fair value. The change in unrealized own credit for the period ended consists of changes in fair value that are attributable to the change in UBS AG’s credit spreads, as well as the effect of changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay and changes in interest and other market rates. Realized own credit is recognized when an instrument with an associated unrealized own credit adjustment is repurchased prior to the contractual maturity date. Life-to-date amounts reflect the cumulative unrealized change since initial recognition.

Own credit adjustments on financial liabilities designated at fair value
	For the quarter ended
	Included in Other comprehensive income	Included in Net trading income
CHF million	31.3.16	31.12.15	31.3.15
Recognized during the period:
Realized gain / (loss)	10
Unrealized gain / (loss)	59	35	226
Total gain / (loss)	68
	As of
CHF million	31.3.16	31.12.15	31.3.15
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)	332	287	(52)

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

b) Fair value measurements and classification within the fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques¹
	31.3.16				31.12.15
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading²	81.2	17.3	3.1	101.6	96.4	21.9	2.1	120.4
of which:
Government bills / bonds	13.6	2.2	0.0	15.8	12.9	3.3	0.0	16.2
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.3	7.8	1.0	9.1	0.2	8.1	0.7	9.0
Loans	0.0	1.3	1.2	2.6	0.0	1.8	0.8	2.6
Investment fund units	4.9	4.2	0.2	9.3	6.1	5.7	0.2	11.9
Asset-backed securities	0.0	0.6	0.2	0.8	0.0	1.0	0.2	1.2
Equity instruments	48.3	0.5	0.3	49.1	62.4	1.5	0.1	64.0
Financial assets for unit-linked investment contracts	14.2	0.7	0.1	14.9	14.8	0.7	0.1	15.5

Positive replacement values	0.7	177.8	2.0	180.5	0.5	164.0	2.9	167.4
of which:
Interest rate contracts	0.0	84.0	0.0	84.1	0.0	74.4	0.1	74.5
Credit derivative contracts	0.0	5.0	0.8	5.8	0.0	5.4	1.3	6.7
Foreign exchange contracts	0.4	69.5	0.4	70.3	0.3	64.9	0.5	65.7
Equity / index contracts	0.0	16.6	0.7	17.3	0.0	15.9	1.0	16.9
Commodity contracts	0.0	2.6	0.0	2.6	0.0	3.4	0.0	3.4

Financial assets designated at fair value	27.0	10.4	3.3	40.7	0.2	2.3	3.3	5.8
of which:
Government bills / bonds	26.8	2.5	0.0	29.3	0.0	0.0	0.0	0.0
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.1	5.7	0.0	5.7	0.0	0.0	0.0	0.0
Loans (including structured loans)	0.0	2.2	1.7	3.9	0.0	2.3	1.7	4.0
Structured reverse repurchase and securities borrowing agreements	0.0	0.0	1.4	1.4	0.0	0.0	1.5	1.6
Other	0.1	0.0	0.1	0.3	0.2	0.0	0.1	0.3

Financial assets available for sale	11.9	18.7	0.7	31.3	34.2	27.7	0.7	62.5
of which:
Government bills / bonds	9.4	0.9	0.0	10.3	31.1	2.0	0.0	33.1
Corporate bonds and municipal bonds, including bonds issued by financial institutions	2.5	14.5	0.0	17.0	3.0	22.2	0.0	25.2
Investment fund units	0.0	0.0	0.1	0.2	0.0	0.1	0.1	0.2
Asset-backed securities	0.0	3.2	0.0	3.2	0.0	3.4	0.0	3.4
Equity instruments	0.1	0.0	0.5	0.6	0.1	0.0	0.5	0.6

Non-financial assets
Precious metals and other physical commodities	3.8	0.0	0.0	3.8	3.7	0.0	0.0	3.7

Assets measured at fair value on a non-recurring basis
Other assets³	0.3	0.1	0.1	0.4	0.3	0.1	0.1	0.4
Total assets measured at fair value	124.9	224.3	9.0	358.2	135.2	216.0	9.0	360.3

Note 9   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques¹ (continued)
	31.3.16				31.12.15
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis

Trading portfolio liabilities	29.0	4.0	0.1	33.2	25.5	3.5	0.2	29.1
of which:
Government bills / bonds	7.4	0.8	0.0	8.1	6.0	0.8	0.0	6.8
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.0	2.9	0.1	3.0	0.0	2.4	0.1	2.5
Investment fund units	0.5	0.1	0.0	0.6	0.7	0.1	0.0	0.7
Asset-backed securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Equity instruments	21.1	0.3	0.1	21.4	18.8	0.2	0.0	19.1

Negative replacement values	0.8	175.1	3.1	179.0	0.6	158.5	3.3	162.4
of which:
Interest rate contracts	0.0	77.2	0.3	77.5	0.0	67.2	0.3	67.6
Credit derivative contracts	0.0	5.1	1.3	6.3	0.0	5.4	1.3	6.7
Foreign exchange contracts	0.4	71.1	0.2	71.7	0.3	63.0	0.2	63.5
Equity / index contracts	0.0	19.3	1.3	20.6	0.0	19.7	1.4	21.2
Commodity contracts	0.0	2.5	0.0	2.5	0.0	3.2	0.0	3.2

Financial liabilities designated at fair value	0.0	47.0	10.7	57.8	0.0	52.3	10.7	63.0
of which:
Non-structured fixed-rate bonds	0.0	1.0	3.0	4.0	0.0	1.5	2.6	4.1
Structured debt instruments issued	0.0	42.1	5.8	47.9	0.0	45.7	6.7	52.4
Structured over-the-counter debt instruments	0.0	3.4	1.4	4.7	0.0	4.7	0.8	5.5
Structured repurchase agreements	0.0	0.5	0.6	1.0	0.0	0.3	0.6	0.8
Loan commitments and guarantees	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1

Other liabilities – amounts due under unit-linked investment contracts	0.0	15.1	0.0	15.1	0.0	15.7	0.0	15.7

Liabilities measured at fair value on a non-recurring basis
Other liabilities³	0.0	0.2	0.0	0.2	0.0	0.2	0.0	0.2
Total liabilities measured at fair value	29.8	241.5	13.9	285.3	26.1	230.3	14.1	270.5

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 31 March 2016, net bifurcated embedded derivative assets held at fair value totaling CHF 0.1 billion (of which CHF 0.1 billion were net Level 2 assets and CHF 0.0 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 December 2015, net bifurcated embedded derivative liabilities held at fair value totaling CHF 0.1 billion (of which CHF 0.1 billion were net Level 2 assets and CHF 0.2 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued.    2 Financial assets held for trading do not include precious metals and other physical commodities.    3 Other assets and other liabilities primarily consist of assets held for sale as well as assets and liabilities of a disposal group held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell. Refer to Note 17 for more information on the disposal group held for sale.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

c) Transfers between Level 1 and Level 2 in the fair value hierarchy

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments which were held for the entire reporting period.

Assets totaling approximately CHF 2.3 billion, which were mainly comprised of financial assets available for sale, primarily corporate and municipal bonds as well as government bills / bonds, and liabilities totaling approximately CHF 0.2 billion were transferred from Level 2 to Level 1 during the first three months of 2016, generally due to increased levels of trading activity observed within the market.

Assets totaling approximately CHF 1.0 billion, which were mainly comprised of financial assets available for sale, primarily corporate and municipal bonds as well as government bills / bonds, and liabilities totaling approximately CHF 0.1 billion were transferred from Level 1 to Level 2 during the first three months of 2016, generally due to diminished levels of trading activity observed within the market.

d) Movements of Level 3 instruments

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Further, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

The following text describes significant movements in Level 3 instruments during the first three months of 2016.

Financial assets held for trading

Financial assets held for trading increased to CHF 3.1 billion from CHF 2.1 billion during the first three months of 2016. Issuances of CHF 1.2 billion, mainly comprised of loans, were mostly offset by sales of CHF 1.0 billion, also primarily comprised of loans. Transfers into Level 3 amounted to CHF 0.4 billion and were mainly comprised of equity instruments and mortgage-backed securities due to decreased observability of the respective equity market pricing and credit spread inputs. Transfers out of Level 3 during the first three months of 2016 amounted to CHF 0.2 billion and were primarily comprised of loans and corporate bonds, reflecting increased observability of the respective credit spread inputs.

Financial assets designated at fair value

Financial assets designated at fair value were unchanged at CHF 3.3 billion as transfers into Level 3 totaling CHF 0.4 billion and issuances totaling CHF 0.2 billion were offset by settlements of CHF 0.2 billion, net losses of CHF 0.2 billion and transfers out of Level 3 of CHF 0.1 billion.

Note 9   Fair value measurement (continued)

Financial assets available for sale

Financial assets available for sale were unchanged at CHF 0.7 billion with no significant movements during the first three months of 2016.

Positive replacement values

Positive replacement values decreased to CHF 2.0 billion from CHF 2.9 billion during the first three months of 2016. Settlements of CHF 0.7 billion and net losses of CHF 0.5 billion included in comprehensive income were partly offset by issuances of CHF 0.3 billion, all of which primarily related to interest rate contracts and equity / index contracts. Transfers into Level 3 amounted to CHF 0.4 billion and primarily resulted from changes in the correlation between the portfolios held and the representative market portfolio used to independently verify market data. Transfers out of Level 3 amounted to CHF 0.3 billion and mainly resulted from changes in the availability of observable inputs for equity volatility and credit spreads.

Negative replacement values

Negative replacement values decreased to CHF 3.1 billion from CHF 3.3 billion during the first three months of 2016. Settlements of CHF 0.9 billion and net losses of CHF 0.4 billion included in comprehensive income, both primarily related to equity / index contracts and interest rate contracts, were partly offset by issuances of CHF 0.7 billion, mainly related to equity / index contracts. Transfers into and out of Level 3 amounted to CHF 0.5 billion and CHF 0.2 billion, respectively, and were mainly comprised of interest rate contracts and equity / index contracts resulting from changes in the availability of observable inputs for equity volatility and credit spreads.

Financial liabilities designated at fair value

Financial liabilities designated at fair value were unchanged at CHF 10.7 billion. Issuances of CHF 1.7 billion, primarily comprised of equity-linked structured debt instruments issued and structured over-the-counter debt instruments, were partly offset by settlements of CHF 0.6 billion, mainly comprised of equity-linked structured debt instruments issued. Transfers into and out of Level 3 amounted to CHF 0.3 billion and CHF 1.1 billion, respectively, and were primarily comprised of equity-linked structured debt instruments issued, resulting from changes in the availability of observable equity volatility and credit spread inputs used to determine the fair value of the embedded options in these structures.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / losses included in comprehensive income
CHF billion	Balance as of 31 December 2014	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other compre- hensive income	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2015

Financial assets held for trading	3.5	(0.6)	(0.2)	0.0	0.2	(2.1)	2.3	0.0	0.2	(0.4)	(0.1)	3.0
of which:
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.4	0.1	0.1	0.0	0.1	(0.1)	0.0	0.0	0.0	(0.1)	(0.1)	1.3
Loans	1.1	(0.6)	(0.2)	0.0	0.0	(1.8)	2.3	0.0	0.0	(0.2)	0.0	0.8
Asset-backed securities	0.6	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.1	0.0	0.0	0.4
Other	0.5	(0.1)	(0.1)	0.0	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.5

Financial assets designated at fair value	3.5	(0.6)	(0.3)	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.0	3.2
of which:
Loans (including structured loans)	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.0	1.2
Structured reverse repurchase and securities borrowing agreements	2.4	(0.5)	(0.3)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.9
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Financial assets available for sale	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6

Positive replacement values	4.4	0.0	0.0	0.0	0.0	0.0	0.8	(0.8)	0.3	(0.2)	(0.2)	4.3
of which:
Credit derivative contracts	1.7	0.1	0.1	0.0	0.0	0.0	0.6	(0.5)	0.1	(0.1)	(0.2)	1.7
Foreign exchange contracts	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7
Equity / index contracts	1.9	(0.2)	(0.2)	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	1.5
Other	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.4

Negative replacement values	5.0	0.2	0.1	0.0	0.0	0.0	0.5	(0.7)	0.2	(0.2)	(0.2)	4.7
of which:
Credit derivative contracts	1.7	0.3	0.3	0.0	0.0	0.0	0.1	(0.2)	0.1	(0.1)	0.0	1.9
Foreign exchange contracts	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3
Equity / index contracts	2.4	0.1	0.1	0.0	0.0	0.0	0.3	(0.5)	0.0	0.0	(0.1)	2.3
Other	0.6	(0.3)	(0.3)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.2

Financial liabilities designated at fair value	11.9	0.6	0.6	0.0	0.0	0.0	1.3	(1.9)	0.2	(0.7)	(0.6)	10.8
of which:
Non-structured fixed-rate bonds	2.2	0.0	0.1	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	(0.1)	2.0
Structured debt instruments issued	7.3	0.5	0.3	0.0	0.0	0.0	1.2	(1.2)	0.2	(0.7)	(0.4)	6.8
Structured over-the-counter debt instruments	1.5	0.1	0.1	0.0	0.0	0.0	0.1	(0.3)	0.0	0.0	(0.1)	1.3
Structured repurchase agreements	0.9	(0.1)	0.0	0.0	0.0	0.0	0.0	(0.3)	0.0	0.0	0.0	0.6

1 Total Level 3 assets as of 31 March 2016 were CHF 9.0 billion (31 December 2015: CHF 9.0 billion). Total Level 3 liabilities as of 31 March 2016 were CHF 13.9 billion (31 December 2015: CHF 14.1 billion).

	Total gains / losses included in comprehensive income
Balance as of 31 December 2015	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other compre- hensive income	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2016¹

2.1	0.2	0.2		0.5	(1.0)	1.2	0.0	0.4	(0.2)	(0.1)	3.1

0.7	0.1	0.1		0.4	(0.1)	0.0	0.0	0.0	0.0	0.0	1.0
0.8	0.0	0.0		0.0	(0.7)	1.2	0.0	0.0	(0.1)	(0.1)	1.2
0.2	0.0	0.0		0.0	(0.1)	0.0	0.0	0.1	0.0	0.0	0.2
0.4	0.2	0.1		0.1	(0.2)	0.0	0.0	0.2	0.0	0.0	0.6

3.3	(0.2)	(0.2)		0.0	0.0	0.2	(0.2)	0.4	(0.1)	(0.1)	3.3

1.7	(0.2)	(0.2)		0.0	0.0	0.2	(0.1)	0.4	(0.1)	(0.1)	1.7
1.5	0.0	0.0		0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	1.4
0.1	0.0	0.0		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

0.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7

2.9	(0.5)	(0.6)		0.0	0.0	0.3	(0.7)	0.4	(0.3)	(0.1)	2.0

1.3	0.0	0.0		0.0	0.0	0.0	(0.3)	0.1	(0.2)	0.0	0.8
0.5	0.0	0.0		0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.4
1.0	(0.3)	(0.3)		0.0	0.0	0.1	(0.2)	0.1	(0.1)	0.0	0.7
0.1	(0.3)	(0.3)		0.0	0.0	0.1	(0.1)	0.2	0.0	0.0	0.1

3.3	(0.4)	(0.5)		0.0	0.0	0.7	(0.9)	0.5	(0.2)	0.0	3.1

1.3	0.2	0.1		0.0	0.0	0.0	(0.3)	0.1	0.0	0.0	1.3
0.2	0.0	0.0		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
1.4	(0.3)	(0.4)		0.0	0.0	0.7	(0.4)	0.0	(0.1)	0.0	1.3
0.3	(0.2)	(0.2)		0.0	0.0	0.0	(0.1)	0.4	0.0	0.0	0.3

10.7	0.1	0.1		0.0	0.0	1.7	(0.6)	0.3	(1.1)	(0.3)	10.7

2.6	0.2	0.2		0.0	0.0	0.3	0.0	0.1	(0.1)	(0.1)	3.0
6.7	(0.1)	(0.1)		0.0	0.0	0.6	(0.5)	0.2	(1.1)	(0.2)	5.8
0.8	0.0	0.0		0.0	0.0	0.8	(0.1)	0.0	0.0	0.0	1.4
0.6	0.0	0.0		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

e) Valuation of assets and liabilities classified as Level 3

The table below presents assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values and respective weighted averages, where applicable, for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges and weighted averages will vary from period to period and from parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are consistent with Note 24h of the Annual Report 2015. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in Note 24h of the Annual Report 2015.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.3.16			31.12.15
CHF billion	31.3.16	31.12.15	31.3.16	31.12.15			low	high	weighted average²	low	high	weighted average²	unit¹
Financial assets held for trading / Trading portfolio liabilities, Financial assets / liabilities designated at fair value and Financial assets available for sale
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.0	0.7	0.1	0.1	Relative value to market comparable	Bond price equivalent	0	130	86	0	134	94	points
Traded loans, loans designated at fair value, loan commitments and guarantees	3.1	2.6	0.0	0.0	Relative value to market comparable	Loan price equivalent	20	102	91	65	100	93	points
					Discounted expected cash flows	Credit spread	20	569		30	252		basis points
					Market comparable and securitization model	Discount margin / spread	1	18	3	1	14	2%
Investment fund units³	0.3	0.3	0.0	0.0	Relative value to market comparable	Net asset value
Asset-backed securities	0.2	0.2	0.0	0.0	Discounted cash flow projection	Constant prepayment rate	0	18	6	0	18	5%
						Discount margin / spread	1	13	3	0	12	3%
					Relative value to market comparable	Bond price equivalent	1	100	62	1	92	72	points
Equity instruments³	0.8	0.6	0.1	0.0	Relative value to market comparable	Price
Structured (reverse) repurchase agreements	1.4	1.5	0.6	0.6	Discounted expected cash flows	Funding spread	18	172		18	183		basis points
Financial assets for unit-linked investment contracts³	0.1	0.1			Relative value to market comparable	Price
Structured debt instruments and non-structured fixed-rate bonds⁴			10.2	10.1

Note 9   Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.3.16			31.12.15
CHF billion	31.3.16	31.12.15	31.3.16	31.12.15			low	high	weighted average²	low	high	weighted average²	unit¹
Replacement values
Interest rate contracts	0.0	0.1	0.3	0.3	Option model	Volatility of interest rates	17	89		16	130%
						Rate-to-rate correlation	84	94		84	94%
						Intra-curve correlation	36	94		36	94%
					Discounted expected cash flows	Constant prepayment rate	0	3		0	3%
Credit derivative contracts	0.8	1.3	1.3	1.3	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	4	1,328		1	1,163		basis points
						Upfront price points	6	23		8	25%
						Recovery rates	0	95		0	95%
						Credit index correlation	10	85		10	85%
						Discount margin / spread	1	105		1	72%
						Credit pair correlation	57	94		57	94%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	0	15		0	15%
						Constant default rate	0	10		0	9%
						Loss severity	0	100		0	100%
						Discount margin / spread	1	15		1	15%
						Bond price equivalent	2	103		0	104		points
Foreign exchange contracts	0.4	0.5	0.2	0.2	Option model	Rate-to-FX correlation	(57)	60		(57)	60%
						FX-to-FX correlation	(70)	80		(70)	80%
Equity / index contracts	0.7	1.0	1.3	1.4	Option model	Equity dividend yields	0	24		0	57%
						Volatility of equity stocks, equity and other indices	0	143		0	143%
						Equity-to-FX correlation	(45)	82		(44)	82%
						Equity-to-equity correlation	11	100		3	99%
Non-financial assets³˒⁵	0.1	0.1			Relative value to market comparable	Price
					Discounted cash flow projection	Projection of cost and income related to the particular property
						Discount rate
						Assessment of the particular property's condition

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par. For example, 100 points would be 100% of par.    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.    4 Valuation techniques, significant unobservable inputs and the respective input ranges for structured debt instruments and non-structured fixed-rate bonds are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.    5 Non-financial assets include other assets which primarily consist of assets held for sale.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

f) Sensitivity of fair value measurements to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. As of 31 March 2016, the total favorable and unfavorable effects of changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions for financial instruments classified as Level 3 were CHF 0.8 billion and CHF 0.6 billion, respectively (31 December 2015: CHF 0.8 billion and CHF 0.6 billion, respectively).

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represent an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct inter-relationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	31.3.16		31.12.15
CHF million	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹
Government bills / bonds	0	(1)	0	(1)
Corporate bonds and municipal bonds, including bonds issued by financial institutions	40	(40)	24	(25)
Traded loans, loans designated at fair value, loan commitments and guarantees	102	(43)	88	(28)
Asset-backed securities	6	(8)	7	(6)
Equity instruments	152	(59)	166	(74)
Interest rate derivative contracts, net	76	(44)	107	(67)
Credit derivative contracts, net	155	(198)	174	(196)
Foreign exchange derivative contracts, net	21	(11)	33	(28)
Equity / index derivative contracts, net	61	(60)	61	(57)
Structured debt instruments issued and non-structured fixed-rate bonds	144	(155)	136	(146)
Other	16	(16)	14	(13)
Total	774	(634)	809	(640)

1 Of the total favorable changes, CHF 152 million as of 31 March 2016 (31 December 2015: CHF 164 million) related to financial assets available for sale. Of the total unfavorable changes, CHF 61 million as of 31 March 2016 (31 December 2015: CHF 71 million) related to financial assets available for sale.

Note 9   Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	31.3.16		31.12.15
CHF billion	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	105.7	105.7	91.3	91.3
Due from banks	13.5	13.5	11.9	11.9
Loans	306.6	309.8	312.7	314.9
Cash collateral on securities borrowed	32.4	32.4	25.6	25.6
Reverse repurchase agreements	73.6	73.6	67.9	67.9
Cash collateral receivables on derivative instruments	25.5	25.5	23.8	23.8
Financial assets held to maturity	2.9	2.9
Other assets	21.0	21.0	20.1	20.1
Liabilities
Due to banks	11.3	11.3	11.8	11.8
Due to customers	417.0	417.1	402.5	402.8
Cash collateral on securities lent	6.4	6.4	8.0	8.0
Repurchase agreements	6.5	6.5	9.7	9.7
Cash collateral payables on derivative instruments	36.7	36.7	38.3	38.3
Debt issued	87.9	89.4	82.2	84.4
Other liabilities	50.8	50.8	52.1	52.1
Guarantees / Loan commitments
Guarantees¹	0.0	(0.1)	0.0	(0.1)
Loan commitments	0.0	0.1	0.0	0.0

1 The carrying value of guarantees represented a liability of CHF 0.0 billion as of 31 March 2016 (31 December 2015: CHF 0.0 billion). The estimated fair value of guarantees represented an asset of CHF 0.1 billion as of 31 March 2016 (31 December 2015: CHF 0.1 billion).

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS AG’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10  Derivative instruments¹

	31.3.16
CHF billion	Positive replacement values	Notional values related to positive replacement values²	Negative replacement values	Notional values related to negative replacement values²	Other notional values³
Derivative instruments
Interest rate contracts	84	1,388	78	1,226	9,591
Credit derivative contracts	6	175	6	186
Foreign exchange contracts	70	2,603	72	2,489	8
Equity / index contracts	17	234	21	306	41
Commodity contracts	3	37	2	32	8
Unsettled purchases of non-derivative financial investments⁴	0	30	0	21
Unsettled sales of non-derivative financial investments⁴	0	29	0	24
Total derivative instruments, based on IFRS netting⁵	181	4,496	179	4,284	9,647

	31.12.15
CHF billion	Positive replacement values	Notional values related to positive replacement values²	Negative replacement values	Notional values related to negative replacement values²	Other notional values³
Derivative instruments
Interest rate contracts	75	1,493	68	1,399	8,771
Credit derivative contracts	7	162	7	170
Foreign exchange contracts	66	2,658	63	2,487	8
Equity / index contracts	17	230	21	306	43
Commodity contracts	3	30	3	25	8
Unsettled purchases of non-derivative financial investments⁴	0	10	0	17
Unsettled sales of non-derivative financial investments⁴	0	20	0	6
Total derivative instruments, based on IFRS netting⁵	167	4,603	162	4,409	8,831

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 31 March 2016, these derivatives amounted to a PRV of CHF 0.1 billion (related notional values of CHF 4.4 billion) and an NRV of CHF 0.0 billion (related notional values of CHF 3.8 billion). As of 31 December 2015, bifurcated embedded derivatives amounted to a PRV of CHF 0.1 billion (related notional values of CHF 0.6 billion) and an NRV of CHF 0.2 billion (related notional values of CHF 3.4 billion).    2 In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    3 Other notional values relate to derivatives which are cleared through either a central clearing counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    4 Changes in the fair value of purchased and sold non-derivative financial investments between trade date and settlement date are recognized as replacement values.    5 Includes exchange-traded agency transactions and OTC cleared transactions entered into on behalf of clients with a combined PRV of CHF 8.1 billion as of 31 March 2016 (31 December 2015: CHF 6.8 billion), and a combined NRV of CHF 7.9 billion as of 31 March 2016 (31 December 2015: CHF 6.8 billion), for which notional values were not included in the table above due to their significantly different risk profile. Refer to Note 11 for more information on netting arrangements.

Note 11  Offsetting financial assets and financial liabilities

UBS AG enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set-off liabilities against available assets received in the ordinary course of business and / or in the event that either counterparty to the transaction is unable to fulfill its contractual obligations. The right of set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

Financial assets

The table below provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

UBS AG engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables on this and on the next page do not purport to represent actual credit exposure.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
31.3.16
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³			Assets not subject to netting arrangements⁴	Total assets
CHF billion	Gross assets before netting	Netting with gross liabilities²	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consid- eration of netting potential	Assets recognized on the balance sheet	Total assets after consid- eration of netting potential	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	30.2	0.0	30.2	(2.5)	(27.7)	0.0	2.2	2.2	32.4
Reverse repurchase agreements	114.9	(54.6)	60.3	(1.7)	(58.6)	0.0	13.3	13.3	73.6
Positive replacement values	174.0	(2.4)	171.5	(135.1)	(25.6)	10.8	9.0	19.8	180.5
Cash collateral receivables on derivative instruments¹	126.5	(104.7)	21.8	(13.0)	(0.9)	7.9	3.7	11.6	25.5
Financial assets designated at fair value	2.5	0.0	2.5	0.0	(1.6)	0.9	38.1	39.0	40.7
Total assets	448.0	(161.7)	286.3	(152.2)	(114.5)	19.6	66.3	85.9	352.6

31.12.15
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³			Assets not subject to netting arrangements⁴	Total assets
CHF billion	Gross assets before netting	Netting with gross liabilities²	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consid- eration of netting potential	Assets recognized on the balance sheet	Total assets after consid- eration of netting potential	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	23.9	0.0	23.9	(3.1)	(20.9)	0.0	1.6	1.6	25.6
Reverse repurchase agreements	117.9	(62.1)	55.8	(4.4)	(51.4)	0.0	12.1	12.1	67.9
Positive replacement values	161.9	(2.5)	159.3	(123.0)	(25.5)	10.8	8.1	18.9	167.4
Cash collateral receivables on derivative instruments¹	85.9	(66.3)	19.6	(10.9)	(1.5)	7.2	4.1	11.3	23.8
Financial assets designated at fair value	2.4	0.0	2.4	0.0	(1.8)	0.6	3.4	4.0	5.8
Total assets	392.1	(131.0)	261.1	(141.3)	(101.1)	18.7	29.3	48.0	290.5

1 The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32, and ETD which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral pledged, reflected on the Negative replacement values line in the table presented on the following page.    2 The logic of the table results in amounts presented in the “Netting with gross liabilities” column corresponding directly to the amounts presented in the “Netting with gross assets” column in the liabilities table presented on the following page.    3 For the purpose of this disclosure, the amounts of financial instruments and cash collateral presented have been capped by the relevant netting agreement so as not to exceed the net amount of financial assets presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4 Includes assets not subject to enforceable netting arrangements and other out-of-scope items.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 11  Offsetting financial assets and financial liabilities (continued)

Financial liabilities

The table below provides a summary of financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral pledged to mitigate credit exposures for these financial liabilities. The gross financial liabilities that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial assets with the same counterparties that have been offset on the balance sheet and other financial liabilities not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial assets and collateral pledged that are not offset on the balance sheet are shown to arrive at financial liabilities after consideration of netting potential.

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
31.3.16
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³			Liabilities not subject to netting arrangements⁴	Total liabilities
CHF billion	Gross liabilities before netting	Netting with gross assets²	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consid- eration of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consid- eration of netting potential	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	6.3	0.0	6.3	(2.5)	(3.8)	0.0	0.1	0.1	6.4
Repurchase agreements	59.9	(54.6)	5.3	(1.7)	(3.7)	0.0	1.2	1.2	6.5
Negative replacement values	169.3	(2.4)	166.9	(135.1)	(17.3)	14.5	12.1	26.6	179.0
Cash collateral payables on derivative instruments¹	137.1	(104.7)	32.4	(19.3)	(1.6)	11.5	4.3	15.8	36.7
Financial liabilities designated at fair value	3.0	0.0	3.0	0.0	(0.8)	2.2	54.7	56.9	57.8
Total liabilities	375.7	(161.7)	213.9	(158.5)	(27.2)	28.2	72.4	100.6	286.3

31.12.15
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet³			Liabilities not subject to netting arrangements⁴	Total liabilities
CHF billion	Gross liabilities before netting	Netting with gross assets²	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consid- eration of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consid- eration of netting potential	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	7.9	0.0	7.9	(3.1)	(4.8)	0.0	0.1	0.1	8.0
Repurchase agreements	69.0	(62.1)	6.9	(4.4)	(2.5)	0.0	2.8	2.8	9.7
Negative replacement values	154.2	(2.5)	151.7	(123.0)	(17.4)	11.3	10.7	22.1	162.4
Cash collateral payables on derivative instruments¹	99.9	(66.3)	33.6	(19.0)	(2.5)	12.1	4.7	16.8	38.3
Financial liabilities designated at fair value	3.9	0.0	3.9	0.0	(0.7)	3.1	59.1	62.3	63.0
Total liabilities	334.9	(131.0)	203.9	(149.4)	(28.0)	26.5	77.4	104.0	281.4

1 The net amount of Cash collateral payables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32, and ETD which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral received, reflected on the Positive replacement values line in the table presented on the previous page.    2 The logic of the table results in amounts presented in the “Netting with gross assets” column corresponding directly to the amounts presented in the “Netting with gross liabilities” column in the assets table presented on the previous page.    3 For the purpose of this disclosure, the amounts of financial instruments and cash collateral presented have been capped by the relevant netting agreement so as not to exceed the net amount of financial liabilities presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4 Includes liabilities not subject to enforceable netting arrangements and other out-of-scope items.

Note 12  Other assets and liabilities

CHF million	31.3.16	31.12.15

Other assets
Prime brokerage receivables¹	11,754	11,341
Recruitment loans to financial advisors	3,128	3,184
Other loans to financial advisors	522	418
Bail deposit²	1,229	1,221
Accrued interest income	547	462
Accrued income - other	926	844
Prepaid expenses	1,067	1,032
Net defined benefit pension and post-employment assets	0	50
Settlement and clearing accounts	499	402
VAT and other tax receivables	355	397
Properties and other non-current assets held for sale	135	134
Assets of disposal group held for sale³	264	279
Other	2,590	2,485
Total other assets	23,016	22,249

Other liabilities
Prime brokerage payables¹	44,011	45,306
Amounts due under unit-linked investment contracts	15,100	15,718
Compensation-related liabilities	3,231	5,122
of which: accrued expenses	959	2,827
of which: other deferred compensation plans	1,414	1,559
of which: net defined benefit pension and post-employment liabilities	859	736
Third-party interest in consolidated investment funds	550	594
Settlement and clearing accounts	1,407	893
Current and deferred tax liabilities	933	810
VAT and other tax payables	462	446
Deferred income	217	210
Accrued interest expenses	1,279	1,438
Other accrued expenses	2,744	2,492
Liabilities of disposal group held for sale³	217	235
Other	838	1,343
Total other liabilities	70,988	74,606

1 Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.    2 Refer to item 1 in Note 15b for more information.    3 Refer to Note 17 for more information.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13  Financial liabilities designated at fair value

CHF million	31.3.16	31.12.15
Non-structured fixed-rate bonds	4,008	4,098
of which: issued by UBS AG with original maturity greater than one year¹˒²	3,433	3,542
Structured debt instruments issued³	47,899	52,436
of which: issued by UBS AG with original maturity greater than one year¹˒⁴	33,478	36,539
Structured over-the-counter debt instruments	4,728	5,493
of which: issued by UBS AG with original maturity greater than one year¹˒⁵	3,760	4,497
Repurchase agreements	1,036	849
Loan commitments and guarantees⁶	90	119
Total	57,761	62,995
of which: life-to-date own credit (gain) / loss	(332)	(287)

1 Issued by UBS AG (standalone). Based on original contractual maturity without considering any early redemption features.    2 100% of the balance as of 31 March 2016 was unsecured (31 December 2015: 100% of the balance was unsecured).    3 Includes non-structured rates-linked debt instruments issued.    4 More than 98% of the balance as of 31 March 2016 was unsecured (31 December 2015: more than 98% of the balance was unsecured).    5 More than 45% of the balance as of 31 March 2016 was unsecured (31 December 2015: more than 35% of the balance was unsecured).    6 Loan commitments recognized as “Financial liabilities designated at fair value” until drawn and recognized as loans.

Note 14  Debt issued held at amortized cost

CHF million	31.3.16	31.12.15
Certificates of deposit	17,689	11,967
Commercial paper	5,835	3,824
Other short-term debt	6,282	5,424
Short-term debt¹	29,806	21,215
Non-structured fixed-rate bonds	29,566	31,240
of which: issued by UBS AG with original maturity greater than one year²	29,403	31,078
Covered bonds	7,289	8,490
Subordinated debt	12,394	12,600
of which: low-trigger loss-absorbing tier 2 capital	10,239	10,346
of which: phase-out tier 2 capital	2,156	2,254
Debt issued through the central bond institutions of the Swiss regional or cantonal banks	8,196	8,237
Other long-term debt	545	577
of which: issued by UBS AG with original maturity greater than one year²	257	278
Long-term debt³	57,990	61,144
Total debt issued held at amortized cost⁴	87,796	82,359

1 Debt with an original maturity of less than one year.    2 Issued by UBS AG (standalone). Based on original contractual maturity without considering any early redemption features. 100% of the balance as of 31 March 2016 was unsecured (31 December 2015: 100% of the balance was unsecured).    3 Debt with original maturity greater than or equal to one year.    4 Net of bifurcated embedded derivatives with a net positive fair value of CHF 55 million as of 31 March 2016 (31 December 2015: net negative fair value of CHF 130 million).

Note 15   Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks¹	Litigation, regulatory and similar matters²	Restruc- turing	Loan com- mitments and guarantees	Real estate	Employee benefits⁵	Other	Total provisions
Balance as of 31 December 2015	47	2,983	624	35	157	198	120	4,163
Increase in provisions recognized in the income statement	7	49	40	3	0	1	14	114
Release of provisions recognized in the income statement	(1)	(7)	(27)	(2)	0	(1)	(1)	(39)
Provisions used in conformity with designated purpose	(12)	(50)	(81)	0	(5)	0	0	(149)
Capitalized reinstatement costs	0	0	0	0	1	0	0	1
Reclassifications	0	0	0	(1)	0	0	0	(1)
Foreign currency translation / unwind of discount	(1)	(99)	(19)	0	(4)	(6)	(1)	(130)
Balance as of 31 March 2016	41	2,876	536³	36	148⁴	192	131	3,961

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Includes personnel related restructuring provisions of CHF 92 million as of 31 March 2016 (31 December 2015: CHF 110 million) and provisions for onerous lease contracts of CHF 444 million as of 31 March 2016 (31 December 2015: CHF 514 million).    4 Includes reinstatement costs for leasehold improvements of CHF 94 million as of 31 March 2016 (31 December 2015: CHF 94 million) and provisions for onerous lease contracts of CHF 55 million as of 31 March 2016 (31 December 2015: CHF 62 million).    5 Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 15b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where UBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which UBS believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. UBS makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against UBS, but are nevertheless expected to be, based on UBS’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 15a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the Non-Prosecution Agreement (NPA) described in paragraph 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG has pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, and has agreed to pay a USD 203 million fine and accept a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of the UBS Group first quarter 2016 report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit¹
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2015	245	459	83	16	585	310	0	1,284	2,983
Increase in provisions recognized in the income statement	1	20	0	0	1	0	0	27	49
Release of provisions recognized in the income statement	(1)	(2)	(1)	0	(2)	0	0	(1)	(7)
Provisions used in conformity with designated purpose	(1)	(31)	(2)	(2)	(4)	0	0	(10)	(50)
Foreign currency translation / unwind of discount	(1)	(19)	0	(1)	(23)	(3)	0	(52)	(99)
Balance as of 31 March 2016	242	427	81	13	557	307	0	1,248	2,876

1 Provisions, if any, for the matters described in this Note are recorded in Wealth Management (item 3), Wealth Management Americas (item 4), Corporate Center – Services (item 7) and Corporate Center – Non-core and Legacy Portfolio (items 2 and 8). Provisions, if any, for the matters described in this Note in items 1 and 6 are allocated between Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this Note in item 5 are allocated between the Investment Bank, Corporate Center – Services and Corporate Center – Non-core and Legacy Portfolio.

Note 15   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future.

As a result of investigations in France, in 2013, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, and the investigating judges ordered UBS to provide bail (“caution”) of EUR 1.1 billion. UBS AG appealed the determination of the bail amount, but both the appeal court (“Cour d’Appel”) and the French Supreme Court (“Cour de Cassation”) upheld the bail amount and rejected the appeal in full in late 2014. UBS AG has filed and has had formally registered an application to the European Court of Human Rights to challenge various aspects of the French court’s decision. In September 2015, the former CEO of UBS Wealth Management was placed under formal examination in connection with these proceedings. In addition, the investigating judges have sought to issue arrest warrants against three Swiss-based former employees of UBS AG who did not appear when summoned by the investigating judge. In February 2016, the investigating judge notified UBS that he has closed his investigation. This notification commences a period during which the National Financial Prosecutor will make a recommendation (“réquisitoire”) whether UBS will be charged.

In 2015, UBS (France) S.A. was placed under formal examination for complicity regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons for the years 2004 until 2008 and declared witness with legal assistance for the years 2009 to 2012. A bail of EUR 40 million was imposed, and was subsequently reduced by the Court of Appeals to EUR 10 million.

UBS has been notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud and of banking, financial solicitation by unauthorized persons and serious tax fraud.

In 2015, UBS received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. UBS is cooperating with the authorities in these investigations.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 31 March 2016 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

RMBS-related lawsuits concerning disclosures: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in lawsuits related to approximately USD 3.7 billion in original face amount of RMBS underwritten or issued by UBS. Of the USD 3.7 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 1.3 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 2.4 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS). The original face amounts noted above reflect settlement of a matter in April 2016 involving USD 1.9 billion of UBS-sponsored RMBS and USD 623 million of third-party RMBS for which the settlement amount will be reflected as a use of provision in the second quarter of 2016.

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights.

UBS is a defendant in two lawsuits brought by the National Credit Union Administration (NCUA), as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for RMBS purchased by the credit unions. Both lawsuits were filed in US District Courts, one in the District of Kansas and the other in the Southern District of New York (SDNY). The original principal balance at issue in the Kansas case is approximately USD 1.15 billion and the original principal balance at issue in the SDNY case is approximately USD 400 million. In February 2016, UBS made an offer of judgment to NCUA in the SDNY case, which NCUA accepted, pursuant to which UBS agreed to pay to NCUA approximately USD 33 million plus approximately USD 36.8 million in prejudgment interest, for a total of approximately USD 69.8 million, in addition to reasonable attorneys’ fees incurred by NCUA.  Judgment was entered by the Court on April 25, 2016.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust aggregating approximately USD 4.1 billion in original principal balance. Of this amount, UBS considers claims relating to approximately USD 2 billion in original principal balance to be resolved, including claims barred by the statute of limitations. Substantially all of the remaining claims are in litigation, including the matters described in the next paragraph. UBS believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

In 2012, certain RMBS trusts filed an action (Trustee Suit) in the SDNY seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion, for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. In January 2015, the court rejected plaintiffs’ efforts to seek damages for all loans purportedly in breach of representations and warranties in any of the three Transactions and limited plaintiffs to pursuing claims based solely on alleged breaches for loans identified in the complaint or other breaches that plaintiffs can establish were independently discovered by UBS. In February 2015, the court denied plaintiffs’ motion seeking reconsideration of its ruling. However, in April 2016, the Court ruled that, based on an intervening decision of an intermediate New York appellate court, it would allow plaintiffs to proceed with their claims at trial as to all loans purportedly in breach. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. Trial is currently underway.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. In 2015, the Eastern District of New York identified a number of transactions that are currently the focus of their inquiry, as to which we are providing additional information. UBS continues to respond to the FIRREA subpoena and to subpoenas from the New York State Attorney General (NYAG) relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. We are cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

Note 15   Provisions and contingent liabilities (continued)

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million
Balance as of 31 December 2015	1,218
Increase in provision recognized in the income statement	28
Release of provision recognized in the income statement	0
Provision used in conformity with designated purpose	(4)
Balance as of 31 March 2016	1,242

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages,” our balance sheet at 31 March 2016 reflected a provision of USD 1,242 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without, however, being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In 2014, the Luxembourg Court of Appeal dismissed one test appeal in its entirety, which decision was appealed by the investor. In 2015, the Luxembourg Supreme Court found in favor of UBS and dismissed the investor's appeal. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the SDNY dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. One claim was voluntarily withdrawn by the plaintiff. In 2015, following a motion by UBS, the SDNY dismissed the two remaining claims on the basis that the New York courts did not have jurisdiction to hear the claims against the UBS entities. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In 2015, a court of appeal reversed a lower court decision in favor of UBS in one such case and ordered UBS to pay EUR 49 million, plus interest (approximately EUR 15.3 million). UBS filed an application for leave to appeal the decision. That application was rejected by the German Federal Supreme Court in 2015, meaning that the Court of Appeal’s decision is final.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

4. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (the funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of approximately USD 1.6 billion, of which claims with aggregate claimed damages of approximately USD 430 million have been resolved through settlements or arbitration. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied. Defendants are seeking leave to appeal that ruling to the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Defendants have moved to dismiss that complaint. In 2015, a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid. The trial court denied defendants’ motion to dismiss the action based on a forum selection clause in the loan agreements; the Puerto Rico Supreme Court has stayed the action pending its review of defendants’ appeal from that ruling.

In 2014, UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013, pursuant to which UBS is paying up to an aggregate of USD 7.7 million in investor education contributions and restitution.

In 2015, the SEC and the Financial Industry Regulatory Authority (FINRA) announced settlements with UBS PR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBS PR agreed in the SEC settlement to pay USD 15 million and USD 18.5 million in the FINRA matter (which includes up to USD 11 million in restitution to 165 UBS PR customers and a civil penalty of USD 7.5 million). We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. Defendants’ motion to dismiss is pending.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012, two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds, and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. The Magistrate Judge for the consolidated case has recommended that plaintiffs’ motion to certify the proposed class be denied.

In 2015 Puerto Rico’s Governor stated that the Commonwealth was unable to meet its obligations. Certain agencies and public corporations of the Commonwealth have defaulted on certain interest payments beginning in August 2015 and additional payment defaults are expected to occur. These events, further defaults, any legislative action to create a legal means of restructuring Commonwealth obligations or to impose oversight on the Commonwealth's finances, or any restructuring of the Commonwealth’s obligations, may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

Note 15   Provisions and contingent liabilities (continued)

Our balance sheet at 31 March 2016 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR, and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the SEC, the US Commodity Futures Trading Commission (CFTC), the Board of Governors of the Federal Reserve System (Federal Reserve Board), the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC), the Hong Kong Monetary Authority (HKMA), the Korea Fair Trade Commission (KFTC) and the Brazil Competition Authority (CADE). In addition, WEKO is, and a number of other authorities reportedly are, investigating potential manipulation of precious metals prices. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review.

In 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. UBS has paid a total of approximately CHF 774 million to these authorities, including GBP 234 million in fines to the FCA, USD 290 million in fines to the CFTC, and CHF 134 million to FINMA representing confiscation of costs avoided and profits. In 2015, the Federal Reserve Board and the Connecticut Department of Banking issued an Order to Cease and Desist and Order of Assessment of a Civil Monetary Penalty Issued upon Consent (Federal Reserve Order) to UBS AG. As part of the Federal Reserve Order, UBS AG paid a USD 342 million civil monetary penalty.

In 2015, the DOJ’s Criminal Division (Criminal Division) terminated the December 2012 Non-Prosecution Agreement (NPA) with UBS AG related to UBS’s submissions of benchmark interest rates. As a result, UBS AG entered into a plea agreement with the Criminal Division pursuant to which UBS AG agreed to and did plead guilty to a one-count criminal information filed in the US District Court for the District of Connecticut charging UBS AG with one count of wire fraud in violation of 18 USC Sections 1343 and 2. Under the plea agreement, UBS AG agreed to a sentence that includes a USD 203 million fine and a three-year term of probation. The criminal information charges that between approximately 2001 and 2010, UBS AG engaged in a scheme to defraud counterparties to interest rate derivatives transactions by manipulating benchmark interest rates, including Yen LIBOR. Sentencing is currently scheduled for 29 November 2016. The Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA, including fraudulent and deceptive currency trading and sales practices in conducting certain foreign exchange market transactions with clients and collusion with other participants in certain foreign exchange markets.

We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve UBS’s processes and controls.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

UBS has been granted conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) from prosecution for EUR / USD collusion and entered into a non-prosecution agreement covering other currency pairs. As a result, UBS AG will not be subject to prosecutions, fines or other sanctions for antitrust law violations by the Antitrust Division, subject to UBS AG’s continuing cooperation. However, the conditional immunity grant does not bar government agencies from asserting other claims and imposing sanctions against UBS AG, as evidenced by the settlements and ongoing investigations referred to above. UBS has also been granted conditional leniency by authorities in certain jurisdictions, including WEKO, in connection with potential competition law violations relating to precious metals, and as a result, will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in those jurisdictions, subject to UBS AG’s continuing cooperation.

In 2015, UBS AG settled charges with the SEC relating to structured notes issued by UBS AG that were linked to the UBS V10 Currency Index with Volatility Cap.

Investigations relating to foreign exchange and precious metals matters by numerous authorities, including the CFTC, remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since November 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In 2015, additional putative class actions were filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since 1 January 2003. The complaints assert claims under the Commodity Exchange Act (CEA) and the US antitrust laws. In 2015, a consolidated complaint was filed on behalf of both putative classes of persons covered by the US federal court class actions described above. UBS has entered into a settlement agreement that would resolve all of these US federal court class actions. The agreement, which has been preliminarily approved by the court and is subject to final court approval, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes.

A putative class action has been filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries, and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign currency exchange transactional services, exercised discretionary authority or discretionary control over management of such ERISA plan, or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of a putative class of persons and businesses in the US who directly purchased foreign currency from the defendants and their co-conspirators for their own end use. That action has been transferred to federal court in New York.

In 2015, UBS was added to putative class actions pending against other banks in federal court in New York and other jurisdictions on behalf of putative classes of persons who bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the antitrust laws and the CEA, and other claims.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates. These investigations focus on whether there were improper attempts by UBS, among others, either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

Note 15   Provisions and contingent liabilities (continued)

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time, FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency / immunity grants described below, required UBS to pay the USD 500 million fine to the DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. Under the NPA, we agreed, among other things, that for two years from 18 December 2012 UBS would not commit any US crime, and we would advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. The term of the NPA was extended by one year to 18 December 2015. In 2015, the Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA. As a result, UBS entered into a plea agreement with the DOJ under which it entered a guilty plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR, and agreed to pay a fine of USD 203 million and accept a three-year term of probation. Sentencing is currently scheduled for 29 November 2016.

In 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC. The MAS, HKMA and the Japan Financial Services Agency have also resolved investigations of UBS (and in some cases, other banks). We have ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions.

Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, WEKO and the EC, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for CHF LIBOR and certain transactions related to CHF LIBOR. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending are actions asserting losses related to various products whose interest rate was linked to USD LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR or USD ISDAFIX rates, and seek unspecified compensatory and other damages under varying legal theories. In 2013, the court in the USD action dismissed the federal antitrust and racketeering claims of certain USD LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. Plaintiffs have appealed the dismissal, and the appeal remains pending. In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiff's claims, including federal antitrust claims. In 2015, the same court dismissed plaintiff's federal racketeering claims and affirmed its previous dismissal of plaintiff's antitrust claims. UBS and other defendants in other lawsuits including those related to EURIBOR, CHF LIBOR and GBP LIBOR have filed motions to dismiss.

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through January 2014, in violation of US antitrust laws and certain state laws, and seek unspecified compensatory damages, including treble damages. In March 2016, the court in the ISDAFIX action denied in substantial part defendants’ motion to dismiss, holding that plaintiffs have stated Sherman Act, breach-of-contract, and unjust-enrichment claims against defendants, including UBS AG.

Government bonds: Putative class actions have been filed in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. The complaints generally allege that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction. They assert claims under the antitrust laws and the CEA and for unjust enrichment. The cases have been consolidated in the SDNY. Following filing of these complaints, UBS and reportedly other banks have received requests for information from various authorities regarding US Treasury securities and other government bond trading practices.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 31 March 2016 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 March 2016 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 15   Provisions and contingent liabilities (continued)

7. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.5 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit-sharing plans. These assessments are being challenged in administrative and judicial proceedings. In 2015, the administrative court issued a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. This decision has been appealed.

8. Matters relating to the CDS market

In 2013, the EC issued a Statement of Objections against 13 credit default swap (CDS) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (ISDA). The Statement of Objections broadly alleges that the dealers infringed European Union antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. In 2015, the EC issued a statement that it had decided to close its investigation against all 13 dealers, including UBS. The EC’s investigation regarding Markit and ISDA is ongoing. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In 2014, putative class action plaintiffs filed consolidated amended complaints in the SDNY against 12 dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and / or monopolize the market for CDS trading in the US in order to protect the dealers’ profits from trading CDS in the over-the-counter market. In 2015, UBS and the other defendants entered into settlement agreements to resolve the litigation, pursuant to which UBS has paid USD 75 million out of a total settlement amount paid by all defendants of approximately USD 1.865 billion. The agreements have received final court approval.

Note 16   Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	31.3.16			31.12.15
CHF million	Gross	Sub-participations	Net	Gross	Sub-participations	Net
Guarantees
Credit guarantees and similar instruments	6,525	(439)	6,086	6,708	(315)	6,393
Performance guarantees and similar instruments	3,029	(643)	2,386	3,035	(699)	2,336
Documentary credits	6,073	(1,602)	4,471	6,276	(1,707)	4,569
Total guarantees	15,627	(2,684)	12,942	16,019	(2,721)	13,298
Loan commitments	51,918	(1,480)	50,438	56,072	(1,559)	54,513
Forward starting transactions¹
Reverse repurchase agreements	18,695			6,577
Securities borrowing agreements	43			6
Repurchase agreements	13,098			6,323
1 Cash to be paid in the future by either UBS or the counterparty.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 17   Changes in organization and disposals

Restructuring expenses

Restructuring expenses arise from programs that materially change either the scope of business undertaken by UBS AG or the manner in which such business is conducted. Restructuring expenses are temporary costs that are necessary to effect such programs and include items such as severance and other personnel-related expenses, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented below.

Net restructuring expenses by business division and Corporate Center unit
	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Wealth Management	79	133	46	(41)	72
Wealth Management Americas	33	50	24	(34)	38
Personal & Corporate Banking	23	41	16	(44)	44
Asset Management	20	38	18	(47)	11
Investment Bank	117	143	70	(18)	67
Corporate Center	(8)	34	130
of which: Services	(9)	18	119
of which: Non-core and Legacy Portfolio	2	17	11	(88)	(82)
Total net restructuring expenses	263	439	305	(40)	(14)
of which: personnel expenses	126	163	68	(23)	85
of which: general and administrative expenses	136	276	226	(51)	(40)
of which: depreciation and impairment of property, equipment and software	1	0	11		(91)
of which: amortization and impairment of intangible assets	0	0	0

Net restructuring expenses by personnel expense category
	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Salaries and variable compensation	114	146	68	(22)	68
Contractors	11	16	5	(31)	120
Social security	2	1	1	100	100
Pension and other post-employment benefit plans	(4)	(6)	(8)	(33)	(50)
Other personnel expenses	4	6	2	(33)	100
Total net restructuring expenses: personnel expenses	126	163	68	(23)	85

Net restructuring expenses by general and administrative expense category
	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15	4Q15	1Q15
Occupancy	29	34	10	(15)	190
Rent and maintenance of IT and other equipment	10	7	31	43	(68)
Administration	3	2	2	50	50
Travel and entertainment	2	6	2	(67)	0
Professional fees	34	68	31	(50)	10
Outsourcing of IT and other services	74	174	22	(57)	236
Other¹	(17)	(14)	127	21
Total net restructuring expenses: general and administrative expenses	136	276	226	(51)	(40)
1 Mainly comprised of onerous real estate lease contracts.

Note 17   Changes in organization and disposals (continued)

Disposal group held for sale

In 2015, UBS AG agreed to sell certain businesses within Wealth Management. These sales are expected to close in 2016 subject to customary closing conditions. As of 31 March 2016, the assets and liabilities of these subsidiaries and businesses are presented as a disposal group held for sale within Other assets and Other liabilities and amounted to CHF 264 million and CHF 217 million, respectively (31 December 2015: CHF 279 million and CHF 235 million, respectively).

Note 18   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s foreign operations into Swiss francs.

	Spot rate			Average rate¹
	As of			For the quarter ended
	31.3.16	31.12.15	31.3.15	31.3.16	31.12.15	31.3.15
1 USD	0.96	1.00	0.97	0.99	1.01	0.95
1 EUR	1.09	1.09	1.04	1.10	1.09	1.05
1 GBP	1.38	1.48	1.44	1.42	1.52	1.43
100 JPY	0.85	0.83	0.81	0.86	0.83	0.80

1 Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

UBS AG (standalone) financial and regulatory information

Unaudited

Table of contents

63	UBS AG (standalone) financial information
63	Income statement
64	Balance sheet
65	Basis of accounting
65	Joint and several liability

66	UBS AG (standalone) regulatory information
66	Swiss SRB capital requirements and capital information
68	Leverage ratio information
69	Liquidity coverage ratio

UBS AG (standalone) financial information

Income statement
	For the quarter ended			% change from
CHF million	31.3.16	31.12.15	31.3.15¹	4Q15	1Q15
Interest and discount income	1,405	1,258	2,109	12	(33)
Interest and dividend income from trading portfolio	574	529	649	9	(12)
Interest and dividend income from financial investments	38	47	53	(19)	(28)
Interest expense	(1,485)	(1,238)	(1,463)	20	2
Gross interest income	532	597	1,348	(11)	(61)
Credit loss (expense) / recovery	(23)	(68)	(30)	(66)	(23)
Net interest income	509	529	1,318	(4)	(61)
Fee and commission income from securities and investment business	546	546	1,619	0	(66)
Credit-related fees and commissions	50	57	105	(12)	(52)
Other fee and commission income	(5)	(26)	127	(81)
Fee and commission expense	(198)	(200)	(289)	(1)	(31)
Net fee and commission income	393	377	1,563	4	(75)
Net trading income	999	(42)	2,197		(55)
Net income from disposal of financial investments	52	2	94		(45)
Dividend income from investments in subsidiaries and other participations	36	563	278	(94)	(87)
Income from real estate holdings	119	143	172	(17)	(31)
Sundry ordinary income	1,353	1,387	724	(2)	87
Sundry ordinary expenses	(94)	(451)	(139)	(79)	(32)
Other income from ordinary activities	1,466	1,645	1,129	(11)	30
Total operating income	3,368	2,509	6,207	34	(46)
Personnel expenses	1,553	1,275	2,349	22	(34)
General and administrative expenses	1,294	1,664	1,369	(22)	(5)
Subtotal operating expenses	2,847	2,940	3,718	(3)	(23)
Impairment of investments in subsidiaries and other participations	373	(58)	986		(62)
Depreciation and impairment of property, equipment and software	178	193	165	(8)	8
Amortization and impairment of goodwill and other intangible assets	6	6	6	0	0
Changes in provisions and other allowances and losses	(3)	(44)	50	(93)
Total operating expenses	3,401	3,036	4,924	12	(31)
Operating profit	(33)	(527)	1,282	(94)
Extraordinary income	65	219	537	(70)	(88)
of which: reversal of impairments of investments in subsidiaries and other participations	65	67	17	(3)	282
Extraordinary expenses	0	129	0	(100)
Tax expense / (benefit)	49	(5)	122		(60)
Net profit / (loss) for the period	(18)	(432)	1,696	(96)

1 Comparative amounts presented for 31 March 2015 include the results of the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland, which were transferred from UBS AG to UBS Switzerland AG in the second quarter of 2015. Refer to "Establishment of UBS Switzerland AG" in the "Legal entity financial and regulatory information" section of our Annual Report 2015 for more information.

UBS AG (standalone) financial and regulatory information

Balance sheet
			% change from
CHF million	31.3.16	31.12.15	31.12.15

Assets
Cash and balances with central banks	48,770	45,125	8
Due from banks	49,059	40,611	21
Receivables from securities financing transactions	101,796	90,479	13
of which: cash collateral on securities borrowed	33,363	27,925	19
of which: reverse repurchase agreements	68,433	62,553	9
Due from customers	93,749	97,401	(4)
Mortgage loans	4,563	4,679	(2)
Trading portfolio assets	76,436	94,210	(19)
Positive replacement values	20,136	20,987	(4)
Financial investments	34,242	27,528	24
Accrued income and prepaid expenses	1,730	1,708	1
Investments in subsidiaries and other participations	43,399	43,791	(1)
Property, equipment and software	6,579	6,503	1
Goodwill and other intangible assets	30	36	(17)
Other assets	3,808	3,986	(4)
Total assets	484,296	477,045	2
of which: subordinated assets	6,555	5,752	14
of which: subject to mandatory conversion and / or debt waiver	4,500	4,020	12

Liabilities
Due to banks	39,092	36,669	7
Payables from securities financing transactions	59,322	55,457	7
of which: cash collateral on securities lent	28,961	34,094	(15)
of which: repurchase agreements	30,361	21,363	42
Due to customers	145,607	144,842	1
Trading portfolio liabilities	23,405	21,179	11
Negative replacement values	25,463	24,669	3
Financial liabilities designated at fair value	52,754	58,104	(9)
Bonds issued and loans from central mortgage institutions	75,655	72,750	4
Accrued expenses and deferred income	3,414	4,356	(22)
Other liabilities	6,266	5,505	14
Provisions	1,608	1,786	(10)
Total liabilities	432,585	425,316	2

Equity
Share capital	386	386	0
General reserve	33,669	33,669	0
of which: statutory capital reserve	38,149	38,149	0
of which: capital contribution reserve	38,149	38,149	0
of which: statutory earnings reserve	(4,480)	(4,480)	0
Voluntary earnings reserve	5,689	5,689	0
Retained earnings / (loss) carried forward	11,984	0
Net profit / (loss) for the period	(18)	11,984
Total equity	51,711	51,728	0
Total liabilities and equity	484,296	477,045	2
of which: subordinated liabilities	16,840	16,139	4
of which: subject to mandatory conversion and / or debt waiver	12,689	11,858	7

Basis of accounting

UBS AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2015/1 and the Banking Ordinance).

The accounting policies are principally the same as the IFRS-based accounting policies for the consolidated financial statements outlined in Note 1 to the consolidated financial statements of UBS AG in the Annual Report 2015. Major differences between the Swiss GAAP requirements and IFRS are described in Note 38 to the consolidated financial statements of UBS AG in the Annual Report 2015. Further information on the accounting policies applied for the standalone financial statements of UBS AG is provided in Note 2 to the UBS AG standalone financial statements in the Annual Report 2015.

In preparing the interim financial information for UBS AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2015. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS AG included in the Annual Report 2015.

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, that were transferred to UBS Switzerland AG.

As of the asset transfer date, UBS AG assumed joint liability for approximately CHF 260 billion of obligations of UBS Switzerland AG, excluding the collateralized portion of secured contractual obligations. UBS AG has no liability for new obligations incurred by UBS Switzerland AG after the asset transfer date.

→   Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of our Annual Report 2015 for more information

The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date. As of 31 March 2016, the joint liability amounted to approximately CHF 1 billion.

UBS AG (standalone) financial and regulatory information

UBS AG (standalone) regulatory information

This section contains information related to capital adequacy, the leverage ratio and the liquidity coverage ratio, as required by the revised FINMA Circular 2008 / 22 “Disclosure – banks.”  Information in this document is supplementary to UBS AG (standalone) information provided in the “Legal entity financial and regulatory information” section of the UBS Group first quarter 2016 report.

Swiss SRB capital requirements and capital information

UBS AG is considered a systemically relevant bank (SRB) under Swiss banking law and is subject to capital regulations on a standalone basis.

Under Swiss SRB regulations, article 125 “Reliefs for financial groups and individual institutions” of the Swiss Capital Ordinance (CAO) stipulates that the Swiss Financial Market Supervisory Authority (FINMA) may grant, under certain conditions, capital relief to individual institutions, to ensure that an individual institution’s compliance with the capital requirements does not lead to a de facto overcapitalization of the group of which it is part.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of a decree issued on 20 December 2013, which became effective on 1 January 2014. The resulting capital requirements are described below:

1. Total capital requirement of 14%, of which 10% must be satisfied with common equity tier 1 (CET1) capital

This represents a relief at UBS AG standalone level compared with the capital requirements set by FINMA for the UBS Group. However, UBS AG (standalone) has been required to meet this capital requirement with immediate effect since 1 January 2014.

2. Consistent treatment of direct and indirect investments of UBS AG (standalone) in the equity of its subsidiaries active in banking and finance

The aggregate amount of direct and indirect investments of UBS AG (standalone) in the equity of its subsidiaries is risk-weighted at 200% up to a threshold determined by FINMA. The total amount exceeding that threshold must be deducted from capital, 50% from CET1 and 50% from other capital. This approach could affect RWA and / or eligible capital, depending on the threshold defined by FINMA. If all investments are below the threshold, the resulting total capital requirement is 28%. If the threshold is set at zero, all investments would be deducted from capital. While the application of a threshold to directly held investments represents a relief, the inclusion of indirect investments represents a tightening of the requirements.

Overall, the decree provides an important contribution to ensuring that the capital requirements of UBS AG standalone do not result in a de facto overcapitalization of the Group.

The tables in this section provide UBS AG standalone capital information under Swiss SRB regulations, as per the abovementioned FINMA decree. In addition to the 14% total capital requirement set by the decree, UBS AG is required to comply with countercyclical buffer requirements on a standalone basis. The effect of the countercyclical buffer capital requirement was immaterial as of 31 March 2016 and 31 December 2015.

Reconciliation of Swiss federal banking law equity to Swiss SRB capital (phase-in)
CHF billion	31.3.16	31.12.15
Equity - Swiss federal banking law¹	51.7	51.7
Deferred tax assets	1.5	1.9
Investments in the finance sector	(14.5)	(16.6)
Goodwill and intangible assets	(0.4)	(0.4)
Other²	(4.6)	(4.0)
Common equity tier 1 capital	33.7	32.7
Additional tier 1 capital	0.0	0.0
Tier 2 capital	0.0	0.0
Total capital	33.7	32.7

1 Equity under Swiss federal banking law is adjusted to derive equity in accordance with IFRS and then further adjusted to derive common equity tier 1 (CET1) capital in accordance with Swiss SRB requirements.    2 Includes accruals for dividends to shareholders and other items.

Swiss SRB capital ratio requirements and information (phase-in)
	Capital ratio (%)			Capital
	Requirement	Actual		Requirement	Eligible
CHF million, except where indicated	31.3.16	31.3.16	31.12.15	31.3.16	31.3.16	31.12.15
Common equity tier 1 capital	10.0	14.3	14.4	23,527	33,678	32,656
Common equity tier 1 capital and high-trigger loss-absorbing capital	11.6	14.3	14.4	27,276	33,678	32,656
Low-trigger loss-absorbing capital less net deductions		0.0	0.0		0	0
Total capital	14.0	14.3	14.4	32,938	33,678	32,656

Swiss SRB capital information (phase-in)
CHF million, except where indicated	31.3.16	31.12.15
Common equity tier 1 capital
Total common equity tier 1 capital	33,678	32,656
Additional tier 1 capital
High-trigger loss-absorbing capital	2,643	1,252
Net deductions	(2,643)	(1,252)
Total additional tier 1 capital	0	0
Total tier 1 capital	33,678	32,656
Tier 2 capital
Low-trigger loss-absorbing capital	10,217	10,325
Net deductions	(10,217)	(10,325)
Total tier 2 capital	0	0
Total capital	33,678	32,656
Risk-weighted assets	235,271	227,170
Common equity tier 1 capital ratio (%)	14.3	14.4
Tier 1 capital ratio (%)	14.3	14.4
Total capital ratio (%)	14.3	14.4

UBS AG (standalone) financial and regulatory information

Leverage ratio information

Swiss SRB leverage ratio

The Swiss SRB leverage ratio requirement is equal to 24% of the capital ratio requirements (excluding the countercyclical buffer requirement).

As of 31 March 2016, the effective total leverage ratio requirement for UBS AG (standalone) was 3.4%, resulting from multiplying the total capital ratio requirement (excluding the countercyclical buffer requirement) of 14.0% by 24%.

Swiss SRB leverage ratio requirements and information (phase-in)
	Swiss SRB leverage ratio (%)			Swiss SRB leverage ratio capital
	Requirement¹	Actual		Requirement	Eligible
CHF million, except where indicated	31.3.16	31.3.16	31.12.15	31.3.16	31.3.16	31.12.15
Common equity tier 1 capital	2.4	5.3	5.2	15,276	33,678	32,656
Common equity tier 1 capital and high-trigger loss-absorbing capital	2.8	5.3	5.2	17,711	33,678	32,656
Total capital	3.4	5.3	5.2	21,387	33,678	32,656
1 Requirements for common equity tier 1 capital (24% of 10%), common equity tier 1 capital and high-trigger loss absorbing capital (24% of 11.6%) and total capital (24% of 14%).

Swiss SRB leverage ratio (phase-in)
CHF million, except where indicated	31.3.16	31.12.15
Swiss GAAP total assets	484,296	477,045
Difference between Swiss GAAP and IFRS total assets	192,903	169,961
Less derivative exposures and securities financing transactions¹	(330,549)	(295,490)
On-balance sheet exposures (excluding derivative exposures and securities financing transactions)	346,651	351,516
Derivative exposures¹	117,869	124,079
Securities financing transactions¹	140,943	130,766
Off-balance sheet items	44,073	42,573
Items deducted from Swiss SRB tier 1 capital	(13,021)	(14,948)
Total exposures (leverage ratio denominator)	636,514	633,985

Common equity tier 1 capital	33,678	32,656
Tier 2 capital	0	0
Total capital	33,678	32,656
Swiss SRB leverage ratio (%)	5.3	5.2

1  Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under derivative exposures and securities financing transactions in this table.

BIS Basel III leverage ratio

On 1 January 2015, disclosure requirements for the leverage ratio in accordance with BIS Basel III regulations came into effect in Switzerland, and UBS AG (standalone) is required to disclose BIS Basel III leverage ratio information on a quarterly basis. The table below provides BIS Basel III leverage ratio information according to the current disclosure requirements.

BIS Basel III leverage ratio (phase-in)
CHF million, except where indicated	31.3.16	31.12.15
Total tier 1 capital	33,678	32,656
Total exposures (leverage ratio denominator)	636,514	633,985
BIS Basel III leverage ratio (%)	5.3	5.2

Liquidity coverage ratio

Basel III rules require disclosure of the liquidity coverage ratio (LCR). As a Swiss SRB, UBS AG (standalone) must maintain an LCR of at least 100% since 1 January 2015 and disclose LCR information on a quarterly basis. As of 31 March 2016, UBS AG (standalone) was above the 105% standalone LCR minimum communicated by FINMA.

Liquidity coverage ratio
	Weighted value¹
CHF billion, except where indicated	Average 1Q16	Average 4Q15
High-quality liquid assets	116	108
Total net cash outflows	88	93
of which: cash outflows	189	219
of which: cash inflows	101	125
Liquidity coverage ratio (%)	132	116
1 Calculated after the application of haircuts and inflow and outflow rates.

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for the financial performance of UBS AG (which, for the purpose of this cautionary statement, refers to UBS AG and its subsidiaries) and statements relating to the anticipated effect of transactions and strategic initiatives on UBS AG’s business and future development. While these forward-looking statements represent UBS AG’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS AG’s expectations. These factors include, but are not limited to: (i) the degree to which UBS AG and the UBS Group are successful in executing the announced strategic plans, including cost reduction and efficiency initiatives and the targets for risk-weighted assets (RWA) and leverage ratio denominator (LRD), and the degree to which UBS AG and UBS Group are successful in implementing changes to the wealth management businesses to meet changing market, regulatory and other conditions; (ii) the continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS AG operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS AG’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS AG’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt that could be eligible for total loss-absorbing capacity (TLAC) requirements, or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures, and the effect this would have on UBS AG’s business activities; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve a limited reduction of capital or gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS AG and UBS Group are successful in implementing further changes to the Group's legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, implementing a service company model, the transfer of the Asset Management business to a holding company, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements relating to capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks and the extent to which such changes have the intended effects; (vii) changes in UBS AG’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS AG’s ability to compete in certain lines of business; (viii) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (ix) the liability to which UBS AG may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational component of our RWA; (x) the effects on UBS AG’s cross-border banking business of tax or regulatory developments and of possible changes in UBS AG’s policies and practices relating to this business; (xi) UBS AG’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS AG’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS AG will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyber-attacks, and systems failures; (xvi) restrictions on the ability of UBS AG to make payments or distributions, including due to restrictions on the ability of subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA of its broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xvii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS Group’s ability to maintain its stated capital return objective; and (xviii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS Group AG and UBS AG and filings made by UBS Group AG and UBS AG with the SEC, including UBS Group AG's and UBS AG's Annual Report on Form 20-F for the year ended 31 December 2015. UBS AG is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be calculated on the basis of figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS AG

By: _/s/ Sergio Ermotti________________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

Date:  May 6, 2016